Filed Pursuant to Rule 424(b)(2)
Registration No. 333-156619

The information in this preliminary prospectus supplement and accompanying prospectus is not complete and may be changed. This prospectus supplement and the accompanying prospectus are not an offer to sell these securities and are not soliciting an offer to buy these securities in any jurisdiction where the offer or sale is not permitted.

Subject to Completion

Preliminary Prospectus Supplement dated June 27, 2011

PROSPECTUS SUPPLEMENT

(To Prospectus dated January 8, 2009)

Enbridge Energy Partners, L.P.

Class A Common Units

Representing Limited Partner Interests

We are selling             Class A Common Units representing limited partner interests in Enbridge Energy Partners, L.P.

Our Class A Common Units are traded on the New York Stock Exchange under the symbol “EEP.” The last reported sale price of the units on June 24, 2011 was $30.55.

Investing in our Class A Common Units involves risks. Please read “Risk Factors” on page S-10 of this prospectus supplement and on page 4 of the accompanying prospectus.

	Per Class A Common Unit	Total
Price to the public	$	$
Underwriting discounts and commissions	$	$
Proceeds to Enbridge Energy Partners, L.P. (before expenses)	$	$

We have granted the underwriters a 30-day option to purchase up to an additional             Class A Common Units on the same terms and conditions set forth above if the underwriters sell more than             Class A Common Units in this offering.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus supplement or the accompanying prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The underwriters expect to deliver the Class A Common Units on or about                     , 2011.

Joint Book-Running Managers

BofA Merrill Lynch	Wells Fargo Securities

Citi
Morgan Stanley
RBC Capital Markets

The date of this prospectus supplement is June     , 2011.

Enbridge Energy Partners, L.P. Systems Map

This map depicts some Enbridge Inc. assets to provide an understanding of how they connect with certain Enbridge Energy Partners, L.P. systems. Enbridge Inc. is the ultimate parent company of Enbridge Energy Company, Inc., the general partner of Enbridge Energy Partners, L.P.

IMPORTANT NOTICE ABOUT INFORMATION IN THIS PROSPECTUS SUPPLEMENT

AND THE ACCOMPANYING PROSPECTUS

This document is in two parts. The first part is the prospectus supplement, which describes our business and the specific terms of this offering of Class A Common Units. The second part, the accompanying prospectus, gives more general information, some of which may not apply to this offering. If the description of the offering varies between the prospectus supplement and the accompanying prospectus, you should rely on the information in this prospectus supplement.

You should rely only on the information contained in or incorporated by reference in this prospectus supplement and the accompanying prospectus. We have not, and the underwriters have not, authorized anyone to provide you with different information. We are not, and the underwriters are not, making an offer of the Class A Common Units in any jurisdiction where the offer is not permitted. You should not assume that the information contained in this prospectus supplement, the accompanying prospectus or in the documents incorporated by reference in this prospectus supplement or the accompanying prospectus is accurate as of any date other than the date on the front of those documents. Our business, financial condition, results of operations and prospects may have changed since that date.

S-i

ABOUT THIS PROSPECTUS SUPPLEMENT

As used in this prospectus supplement and the accompanying prospectus, “we,” “us,” “our” and “Enbridge Partners” mean Enbridge Energy Partners, L.P. and, where the context requires, include our operating subsidiaries. In addition, we refer to Enbridge Energy Management, L.L.C., which manages and controls our business and affairs, as “Enbridge Management,” and we refer to Enbridge Energy Company, Inc., our general partner and an indirect wholly-owned subsidiary of Enbridge Inc., as “Enbridge Energy Company” or “our general partner.” “Enbridge” refers to Enbridge Inc. of Canada, which is the indirect owner of our general partner. Our Class A Common Units represent our limited partner interests. We also have limited partner interests that are represented by Class B Common Units and i-units. The Class A Common Units and the Class B Common Units are referred to in this prospectus supplement as “common units,” and, together with the i-units, are referred to in this prospectus supplement as “units.”

AVAILABLE INFORMATION

We file annual, quarterly and other reports and information with the Securities and Exchange Commission, or the SEC. You may read and copy any document we file at the SEC’s public reference room at 100 F Street N.E., Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for information on the public reference room. You can also find our filings at the SEC’s website at http://www.sec.gov and on our website at http://www.enbridgepartners.com. Information contained on our website is not part of this prospectus supplement or the accompanying prospectus. In addition, our reports and other information about us can be inspected at the New York Stock Exchange, 20 Broad Street, New York, New York 10005.

The SEC allows us to “incorporate by reference” the information we have filed with the SEC, which means that we can disclose important information to you without actually including the specific information in this prospectus supplement or the accompanying prospectus by referring you to those documents. The information incorporated by reference is an important part of this prospectus supplement and the accompanying prospectus, and information that we file later with the SEC will automatically update and may replace this information and information previously filed with the SEC. We incorporate by reference the documents listed below and any future filings we make with the SEC under Sections 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934, as amended, which we refer to as the Exchange Act, other than, in each case, documents or information deemed to have been furnished and not filed in accordance with SEC rules and not incorporated in this prospectus supplement or the accompanying prospectus, until we sell all of the securities offered by this prospectus supplement or until we terminate the offering:

•	Our Annual Report on Form 10-K for the year ended December 31, 2010, filed with the SEC on February 18, 2011.

•	Our Quarterly Report on Form 10-Q for the quarterly period ended March 31, 2011, filed with the SEC on April 29, 2011.

•	Our Current Reports on Form 8-K filed with the SEC on January 14, 2011, January 19, 2011, April 25, 2011, May 13, 2011, May 27, 2011 and June 27, 2011 (Item 8.01).

•

The description of the Class A Common Units contained in our Registration Statement on Form 8-A, filed with the SEC on November 14, 1991, as amended by Amendment No. 1 to Form 8-A on Form 8, filed with the SEC on December 9, 1991, Amendment No. 2 on Form 8-A/A, filed with the SEC on May 2, 1997, Amendment No. 3 on Form 8-A/A, filed with the SEC on August 8, 2001, and Amendment No. 4 on Form 8-A/A, filed with the SEC on May 7, 2003.

We will provide without charge to each person, including any beneficial owner, to whom this prospectus supplement is delivered, upon written or oral request, a copy of any document incorporated by reference in this prospectus supplement or the accompanying prospectus, other than exhibits to any such document not specifically described above. Requests for such documents should be directed to:

Investor Relations	866-337-4636 or
Enbridge Energy Partners, L.P.	866-EEP-INFO
1100 Louisiana, Suite 3300	713-821-2000
Houston, Texas 77002	eep@enbridge.com

S-ii

PROSPECTUS SUPPLEMENT SUMMARY

This summary highlights information from this prospectus supplement and the accompanying prospectus. It is not complete and may not contain all of the information that you should consider before investing in the Class A Common Units. This prospectus supplement and the accompanying prospectus include specific terms of the offering of the Class A Common Units, information about our business and our financial data. We urge you to read carefully the entire prospectus supplement, the accompanying prospectus and the documents we have incorporated by reference, and our financial statements and the notes to those statements, before making an investment decision. We also encourage you to read “Risk Factors” and our discussion of other risks and uncertainties in our reports filed with the SEC under the Exchange Act, particularly our Annual Report on Form 10-K for the year ended December 31, 2010 and our Quarterly Report on Form 10-Q for the quarterly period ended March 31, 2011, which are incorporated by reference into this prospectus supplement and the accompanying prospectus.

ENBRIDGE PARTNERS

Business Description

We are a publicly-traded Delaware limited partnership that owns and operates crude oil and liquid petroleum transportation and storage assets and natural gas gathering, treating, processing, transportation and marketing assets in the United States. We were formed in 1991 by Enbridge Energy Company to own and operate the Lakehead system, which is the U.S. portion of a crude oil and liquid petroleum pipeline system extending from western Canada through the upper and lower Great Lakes region of the United States to eastern Canada. A subsidiary of Enbridge owns the Canadian portion of the system. Enbridge is a leading provider of energy transportation, distribution and related services in North America.

Enbridge Management is a Delaware limited liability company that was formed in May 2002 to manage our business and affairs. Under a delegation of control agreement, our general partner delegated substantially all of its power and authority to manage and control our business and affairs to Enbridge Management. Our general partner, through its direct ownership of the voting shares of Enbridge Management, elects all of the directors of Enbridge Management. Enbridge Management is the sole owner of all our i-units.

Our executive offices are located at 1100 Louisiana, Suite 3300, Houston, Texas 77002 and our telephone number is (713) 821-2000.

ORGANIZATIONAL STRUCTURE

The following chart shows our organization and ownership structure as of the date of this prospectus supplement before giving effect to this offering. The ownership percentages referred to in this prospectus supplement reflect the approximate effective ownership in us presented below.

OWNERSHIP OF ENBRIDGE ENERGY PARTNERS, L.P. AS OF JUNE 27, 2011

i-units owned by Enbridge Management	14.0%
Class A Common Units owned by the public	63.2%
Class A Common Units owned by Enbridge Energy Company	17.8%
Class B Common Units owned by Enbridge Energy Company	3.0%
General Partner Interest	2.0%

Total	100.0%

Enbridge holds an effective 25.2% interest in us and an additional 66.67% of the Series AC interests (relating to our Alberta Clipper Pipeline) issued by our operating partnership, Enbridge Energy, Limited Partnership, in each case directly or indirectly through Enbridge Energy Company.

THE OFFERING

The summary below describes the principal terms of the offering. The following information assumes, unless otherwise noted, that the underwriters do not exercise the option we have granted to them to purchase up              to additional Class A Common Units to cover over-allotments.

Securities Offered	Class A Common Units ( Class A Common Units if the underwriters’ over-allotment option is exercised in full).

Units to be Outstanding After The Offering	Class A Common Units (representing a % ownership interest); 7,825,500 Class B Common Units (representing a % ownership interest); 36,410,356 i-units (representing a % ownership interest).

New York Stock Exchange Symbol	EEP

Use of Proceeds	We will receive net proceeds from this offering of approximately $ million or approximately $ million if the underwriters’ over-allotment option is exercised in full (in each case after payment of underwriting discounts and commissions and our estimated offering expenses). We intend to use the net proceeds from this offering, including the proceeds from any exercise of the over-allotment option, to repay a portion of our outstanding commercial paper, to repay any credit facility borrowings that are outstanding, to fund a portion of our capital expansion projects, or any combination of such purposes. Some or all of the net proceeds of this offering may be invested temporarily in short-term investment grade securities pending their use for such purposes. See “Use of Proceeds.” Affiliates of certain underwriters are lenders under our credit facilities and as such may receive a portion of the proceeds from this offering if we use them to repay amounts outstanding under our credit facilities. See “Underwriting—Conflicts of Interest.”

Timing of Quarterly Distributions	Cash distributions are made on our common units on a quarterly basis. Our current quarterly distribution rate is $0.51375 per unit, or $2.055 per unit on an annualized basis, based on the last quarterly distribution paid by us. Distributions on our units are generally paid within 45 days following the months ending March 31, June 30, September 30 and December 31. Holders of the Class A Common Units offered by this prospectus supplement will be eligible to receive distributions beginning in the third quarter of 2011.

Risk Factors	An investment in the Class A Common Units involves risk. You should consider carefully the information under the heading “Risk Factors” on page S-10 of this prospectus supplement, on page 4 of the accompanying prospectus and all other information, including the information incorporated by reference, before deciding to invest in our Class A Common Units.

Estimated Ratio of Taxable Income to Distributions	We estimate that a purchaser of Class A Common Units in this offering who holds those Class A Common Units through the record date for distributions with respect to the quarter ending December 31, 2013, will be allocated, on a cumulative basis, an amount of federal taxable income for the taxable years 2011 through 2013 that will be 10% or less of the amount of cash distributed with respect to such Class A Common Units for that period. Please read “Material Tax Consequences” beginning on page S-16 of this prospectus supplement for an explanation of the basis of this estimate.

SUMMARY HISTORICAL FINANCIAL AND OPERATING DATA

We have derived the summary historical financial data as of and for each of the years ended December 31, 2010, 2009 and 2008 from our audited financial statements and related notes. We have derived the summary historical financial data as of March 31, 2011 and 2010 and for the three-month periods then ended from our unaudited financial statements, which, in the opinion of management, include all adjustments necessary for a fair statement of the data. The results for the three-month period ended March 31, 2011 are not necessarily indicative of the results that may be expected for any other periods or for the full fiscal year. You should read the information below in conjunction with “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our historical financial statements and related notes appearing in our Annual Report on Form 10-K for the year ended December 31, 2010, and our Quarterly Report on Form 10-Q for the quarterly period ended March 31, 2011, which are incorporated by reference in this prospectus supplement and the accompanying prospectus.

Acquired systems and assets are included in the Summary Historical Financial and Operating Data from the date of acquisition.

SUMMARY HISTORICAL FINANCIAL DATA

	Year ended December 31,			Three months ended March 31,
	2010	2009	2008	2011	2010
	(dollars in millions)
Income Statement Data:
Operating revenue(1)	$7,736.1	$5,731.8	$9,898.7	$2,288.9	$1,931.2

Cost of natural gas	5,936.3	4,180.8	8,454.5	1,829.5	1,524.2
Operating and administrative expenses	582.1	546.2	507.5	162.5	131.4
Environmental costs, net of recoveries(2)	600.8	2.4	5.5	(34.6)	4.6
Power	141.1	128.1	140.7	35.6	32.3
Depreciation and amortization	311.2	257.7	209.9	88.4	67.9
Impairment charge	10.3	—	—	—	—

Total operating expenses	7,608.8	5,115.2	9,318.1	2,081.4	1,760.4

Operating income	127.3	616.6	580.6	207.5	170.8
Interest expense	274.8	228.6	180.6	79.4	59.3
Other income	17.5	13.4	1.9	6.0	16.8
Income tax expense	7.9	8.5	7.0	2.3	2.2
Noncontrolling interest	60.6	11.4	—	14.7	10.7

Income (loss) from continuing operations attributable to general and limited partner interests	(198.5)	381.5	394.9	117.1	115.4
Income (loss) from discontinued operations, net of tax	—	(64.9)	8.3	—	—

Net income (loss) attributable to general and limited partner ownership interests in Enbridge Energy Partners, L.P.	$(198.5)	$316.6	$403.2	$117.1	$115.4

	Year ended December 31,			Three months ended March 31,
	2010	2009	2008	2011	2010
	(dollars in millions)
Financial Position Data (at period end):
Property, plant and equipment, net	$8,641.6	$7,716.7	$6,722.9	$8,737.6	$7,855.3
Total assets	10,441.0	8,988.3	8,300.9	10,404.2	9,160.0
Note payable to Enbridge Energy Company, including current portion	347.4	269.7	—	350.0	332.9
Long-term debt, including current portion	4,809.9	3,822.2	3,644.1	4,835.1	3,832.1
Notes payable to affiliate	—	—	130.0	—	—
Partners’ capital:
Class A Common Units	$2,641.0	$2,884.9	$2,104.0	$2,665.3	$2,871.3
Class B Common Units	64.9	78.6	85.0	65.3	78.1
Class C Units	—	—	886.5	—	—
i-units	579.1	588.8	553.8	596.7	602.8
General Partner	256.8	251.1	84.7	258.3	253.3
Accumulated other comprehensive income	(121.7)	(74.6)	12.9	(179.1)	(68.1)
Noncontrolling interest	465.4	341.1	—	461.5	429.1

Total partners’ capital	$3,885.5	$4,069.9	$3,726.9	$3,868.0	$4,166.5

Other Financial Data:
EBITDA(3)(4)	$456.0	$834.4	$814.2	$301.9	$255.5
Cash flow provided by operating activities(5)	377.9	728.4	543.3	260.1	208.6
Cash flow used in investing activities	1,427.8	1,173.6	1,428.3	189.4	215.3
Cash flow (used in) provided by financing activities	1,051.2	248.9	1,174.4	(65.9)	31.3
Additions to property, plant and equipment and asset acquisitions included in investing activities	1,429.5	1,292.1	1,387.1	181.6	189.1

(1)	Excludes $16 million in estimated lost revenues during the year ended December 31, 2010 associated with the periods of time Lines 6A and 6B were not in service due to incidents affecting such lines.
(2)

Includes $595 million in estimated costs and expenses for the year ended December 31, 2010 associated with incidents affecting Lines 6A and 6B of our Lakehead system, which are non-recurring in nature. Also included for the three months ended March 31, 2011 are $35.0 million of insurance recoveries.

(3)

We define EBITDA as net income before (a) depreciation and amortization, (b) interest expense, net of capitalized interest, and (c) income taxes. EBITDA is used as a supplemental financial measure in the evaluation of our business, as described more fully below, and should not be considered as an alternative to net income as an indicator of our operating performance, cash flows from operating activities or other cash flow data calculated in accordance with accounting principles generally accepted in the United States or as a measure of liquidity. EBITDA is not defined under accounting principles generally accepted in the United States, and it may not be the same as similarly-titled measures used by others.

EBITDA is used as a supplemental financial measure to assess: (a) the ability of assets to generate cash sufficient to pay interest costs and make cash distributions to common unitholders, (b) the financial performance of assets and (c) the appropriateness of the purchase price of assets being considered for acquisition. As such, this supplemental financial measure provides a basis for investors and management to assess and measure performance over time and in relation to companies who own similar assets. Moreover, our credit facilities require us to use EBITDA in calculating certain financial ratios. Although EBITDA is used as a supplemental financial measure to assess our ability to generate cash sufficient to pay interest costs and make cash distributions to common unitholders, the amount of cash available for such payments is also subject to our ability to reserve cash for other uses, such as debt repayments, capital expenditures and operating activities. The table set forth below shows (i) our calculation of EBITDA and (ii) a reconciliation of EBITDA, as so calculated, to our net income and cash flow from operating activities.

	Year ended December 31,			Three months ended March 31,
	2010	2009	2008	2011	2010
	(dollars in millions)
Net income (loss)	$(137.9)	$328.0	$403.2	$131.8	$126.1
Add:
Depreciation and amortization(a)	311.2	269.3	223.4	88.4	67.9
Interest expense	274.8	228.6	180.6	79.4	59.3
Income tax expense	7.9	8.5	7.0	2.3	2.2

EBITDA	456.0	834.4	814.2	301.9	255.5
Add (deduct):
Interest expense	(274.8)	(228.6)	(180.6)	(79.4)	(59.3)
Income tax expense	(7.9)	(8.5)	(7.0)	(2.3)	(2.2)
Other adjustments to reconcile net income to cash provided from operating activities(a)	628.0	94.7	(53.8)	(24.5)	(27.4)
Changes in operating assets and liabilities, net of acquisitions(b)	(423.4)	36.4	(29.5)	64.4	42.0

Cash flow from operating activities	$377.9	$728.4	$543.3	$260.1	$208.6

(a)	As disclosed in our Consolidated Statements of Cash Flows.
(b)	Summation of “Changes in operating assets and liabilities, net of acquisitions” as disclosed in our Consolidated Statements of Cash Flows.
(4)

Our EBITDA for the fiscal year ended December 31, 2010 was adversely affected by (a) $595 million in estimated costs and expenses incurred during such year associated with our emergency response, environmental remediation and cleanup activities resulting from the crude oil releases on Lines 6A and 6B of our Lakehead system, which are non-recurring in nature, and (b) $16 million of estimated lost revenue associated with the periods of time such lines were not in service.

(5)

Our cash flow provided by operating activities for the fiscal year ended December 31, 2010 was adversely affected by (a) $16 million of estimated lost revenue associated with the period of time Lines 6A and 6B of our Lakehead system were not in service during such year due to the crude oil releases on Lines 6A and 6B, and (b) $328 million in costs and expenses paid during the fiscal year ended December 31, 2010 associated with our emergency response, environmental remediation and cleanup activities associated with the crude oil releases on Lines 6A and 6B.

OPERATING DATA

	Year ended December 31,			Three months ended March 31,
	2010	2009	2008	2011	2010
Liquids:
Lakehead system:
Deliveries (Average barrels per day in thousands)(1)
United States	1,302	1,305	1,267	1,357	1,266
Ontario	353	345	353	386	358

Total Lakehead system deliveries.	1,655	1,650	1,620	1,743	1,624

Barrel miles (billions)(2)	439	423	432	114	108

Average haul (miles)	727	702	729	727	738

Mid-Continent system:
Deliveries (Average barrels per day in thousands)(1)	212	238	231	218	206

North Dakota system:
Deliveries (Average barrels per day in thousands)(1)
Trunkline	159	104	99	171	161
Gathering	6	6	6	4	6

Total North Dakota system deliveries	165	110	105	175	167

Total Liquids delivery volumes	2,032	1,998	1,956	2,136	1,997

Natural Gas:
Average daily volume(3)
East Texas	1,259,000	1,443,000	1,479,000	1,315,000	1,195,000
Anadarko(4)	711,000	570,000	647,000	929,000	547,000
North Texas	356,000	387,000	395,000	339,000	347,000

Total Natural Gas delivery volume(5)	2,326,000	2,400,000	2,521,000	2,583,000	2,089,000

(1)

“Deliveries” means the amount of liquid hydrocarbons delivered by a pipeline to points along the system and is quantified using a barrel as a unit of measure. “Barrels per day” delivery data is a measurement of average deliveries for the indicated period and is computed by dividing the number of barrels delivered for the period by the number of days in the period. North Dakota deliveries include trunkline and gathering deliveries.

(2)

“Barrel miles” is a measurement of how fully a pipeline is used over its length and is calculated by multiplying the amount of each individual delivery (measured in barrels) by the distance it is shipped (measured in miles) and then adding the results so obtained for all deliveries.

(3)	In millions of British thermal units per day, or “MMBtu/d.”
(4)

Average daily volumes for the year ended December 31, 2010 include 66,000 MMBtu/d and for the three months ended March 31, 2011 include 216,000 MMBtu/d of volumes associated with our acquisition of the Elk City Natural Gas Gathering and Processing System.

(5)	Excludes the volumes of the UTOS system that we sold in January 2009 and the non-core natural gas pipeline assets located predominantly outside of Texas that we sold in November 2009.

RISK FACTORS

Before you make a decision to invest in our Class A Common Units, you should be aware that such an investment involves various risks, uncertainties and factors including those described in the accompanying prospectus and the documents we have incorporated by reference. If any of those risks actually occurs, our business, financial condition, results of operations or cash flows could be materially adversely affected. We also urge you to consider carefully the discussion of risk factors on page 4 of the accompanying prospectus under the captions “Risk Factors” and “Information Regarding Forward-Looking Statements” and in our other current filings with the SEC under the Exchange Act, particularly under “Risk Factors” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” in our Annual Report on Form 10-K for the year ended December 31, 2010 and our Quarterly Report on Form 10-Q for the quarterly period ended March 31, 2011, which are incorporated by reference in this prospectus supplement and the accompanying prospectus.

USE OF PROCEEDS

We will receive net proceeds from this offering of approximately $             million or approximately $             million if the underwriters’ over-allotment option is exercised in full (in each case after payment of underwriting discounts and commissions and our estimated offering expenses). We intend to use the net proceeds from this offering, including the proceeds from any exercise of the over-allotment option, to repay a portion of our outstanding commercial paper, to repay any credit facility borrowings that are outstanding, to fund a portion of our capital expansion projects, or any combination of such purposes. Some or all of the net proceeds of this offering may be invested temporarily in short-term investment grade securities pending their use for such purposes. Affiliates of certain underwriters are lenders under our credit facilities and as such may receive a portion of the proceeds from this offering if we use them to repay amounts outstanding under our credit facilities. See “Underwriting—Conflicts of Interest.”

As of March 31, 2011, we had $910.0 million in aggregate principal amount of commercial paper outstanding with unamortized discount of $0.1 million, having a weighted average interest rate of 0.38% per annum, excluding the effect of our interest rate hedging activities. As of March 31, 2011, we had no borrowings outstanding under our credit facilities and outstanding letters of credit were $30.1 million. Such outstanding commercial paper was issued to fund our operating activities and for other partnership purposes. Our credit facilities have a maturity date of April 4, 2013.

CAPITALIZATION

The following table shows our unaudited capitalization at March 31, 2011, and as adjusted to give effect to this offering and the initial application of the net offering proceeds as described above under “Use of Proceeds.” The table does not reflect transactions subsequent to March 31, 2011. You should read this table in conjunction with our financial statements and the notes to the financial statements incorporated by reference in this prospectus supplement and the accompanying prospectus. The following table assumes that the underwriters do not exercise the option we granted them to buy additional Class A Common Units in the offering.

	As of March 31, 2011
	Actual	As Adjusted
	(dollars in millions) (unaudited)
Cash and cash equivalents	$149.7		$149.7

Current debt:
Current portion of note payable to Enbridge Energy Company	$17.4		$17.4
Current portion of first mortgage notes(1)	31.0		31.0

	48.4		48.4

Long-term debt:
Commercial Paper	910.0
Senior Notes—Enbridge Energy Partners	3,200.0		3,200.0
Senior Notes—Enbridge Energy, Limited Partnership(1)	300.0		300.0
8.050% junior subordinated notes due 2067	400.0		400.0
Unamortized discount	(5.9)		(5.9)

Total long-term debt	4,804.1

Note payable to Enbridge Energy Company	332.6		332.6

Total Partners’ capital	3,868.0

Total capitalization	$9,053.1	$

(1)	Debt of Enbridge Energy, Limited Partnership, one of our operating subsidiaries.

PRICE RANGE OF CLASS A COMMON UNITS AND DISTRIBUTIONS

Our Class A Common Units are listed and traded on the New York Stock Exchange, the principal market for the Class A Common Units, under the symbol “EEP.” On June 24, 2011, the last reported sales price of the Class A Common Units on the New York Stock Exchange was $30.55. At June 27, 2011, we had 211,467,198 Class A Common Units outstanding held by approximately 90,000 Class A common unitholders, of which there were approximately 1,300 registered Class A common unitholders of record. The quarterly price ranges per Class A Common Unit and cash distributions paid per common unit in 2011, 2010 and 2009 are summarized as follows and are adjusted to give effect to the two for one stock split of our Class A and Class B Common Units that became effective on April 21, 2011:

	First	Second	Third	Fourth
2011 (includes second quarter through June 27, 2011)
High	$ 33.52	$ 34.58	—	—
Low	$ 30.63	$ 28.50	—	—
Cash distributions	$ 0.51375	$ 0.51375	—	—

	First	Second	Third	Fourth
2010
High	$ 27.87	$ 26.87	$ 30.10	$ 31.695
Low	$ 23.385	$ 19.01	$ 25.19	$ 26.125
Cash distributions	$ 0.495	$ 0.50125	$ 0.51375	$ 0.51375

	First	Second	Third	Fourth
2009
High	$ 16.75	$ 21.435	$ 24.10	$ 27.22
Low	$ 12.355	$ 14.86	$ 18.45	$ 22.025
Cash distributions	$ 0.495	$ 0.495	$ 0.495	$ 0.495

Holders of the Class A Common Units offered by this prospectus supplement will be eligible to receive distributions beginning in the third quarter of 2011.

We make quarterly distributions to our general partner and the holders of our units in an amount equal to our “available cash.” This term generally is defined in our partnership agreement to mean for any calendar quarter the sum of all of our cash receipts plus net reductions to reserves less all of our cash disbursements and net additions to reserves. These reserves are retained to provide for the proper conduct of our business, to stabilize distributions of cash to unitholders and our general partner and, as necessary, to comply with the terms of any of our agreements or obligations. Enbridge Management computes the amount of our available cash.

Enbridge Management, as owner of the i-units, does not receive distributions in cash. Instead, each time that we make a cash distribution to our general partner and the holders of our common units, the number of i-units owned by Enbridge Management and the percentage of total units in us owned by Enbridge Management increases automatically under the provisions of our partnership agreement, with the result that the number of i-units owned by Enbridge Management will equal the number of Enbridge Management’s listed and voting shares that are then outstanding. The amount of this increase in i-units is determined by dividing the cash amount distributed per common unit by the average price of one of Enbridge Management’s listed shares on the New York Stock Exchange for the 10-trading day period immediately preceding the ex-dividend date for Enbridge Management’s shares, multiplied by the number of such shares outstanding on the record date. For purposes of calculating the sum of all distributions of available cash, the cash equivalent amount of the additional i-units that are issued when a distribution of cash is made to our general partner and to owners of common units is treated as distributions of available cash, even though the holder of the i-units will not receive cash. We retain and use that cash in our business.

CONFLICTS OF INTEREST AND FIDUCIARY RESPONSIBILITIES

Conflicts of Interest

Enbridge indirectly owns all of the outstanding capital stock and elects all of the directors of Enbridge Energy Company and Enbridge Management. Enbridge has a number of interests that differ from those of our unitholders. As a result, there is a risk that important business decisions will not be made in your best interest. You should carefully consider the discussions of these conflicts of interest in our Annual Report on Form 10-K for our fiscal year ended December 31, 2010.

Fiduciary Duties Owed to Our Unitholders

The fiduciary duties owed to the owners of our units by our general partner and its board of directors are prescribed by Delaware law and our partnership agreement. Also, as a result of the delegation of control by our general partner, Enbridge Management’s board of directors could be held to have fiduciary duties similar to our general partner. The Delaware Revised Uniform Limited Partnership Act and the Delaware Limited Liability Company Act provide that Delaware limited partnerships and Delaware limited liability companies, respectively, may, in their partnership agreements and limited liability company agreements, as applicable, restrict the fiduciary duties owed by their general partner to their limited partners and by their board of directors to their shareholders.

Our partnership agreement and Enbridge Management’s limited liability company agreement contain various provisions restricting the fiduciary duties that might otherwise be owed. We have modified the fiduciary duties that might otherwise be owed to our unitholders in order to accommodate the complex organizational structure and the interrelationships among us and Enbridge Energy Company, Enbridge Management, Enbridge and all of their respective affiliates. Additionally, without these modifications, the ability of the board of directors of Enbridge Management and our general partner to make decisions involving conflicts of interest would be restricted. The modifications also enable us to attract and retain experienced and capable directors and officers. These modifications could be detrimental to our limited partners and the shareholders of Enbridge Management because they restrict the remedies available to our limited partners for actions that, without those limitations, might constitute breaches of fiduciary duty, as described below.

The following is a summary of the material restrictions of the fiduciary duties owed by the boards of directors of Enbridge Management and our general partner to our limited partners. These limited fiduciary duties are very different from the more familiar duties of a corporate board of directors, which must always act in the best interests of the corporation and its stockholders.

State-law fiduciary duty standards:	Fiduciary duties generally are considered to include an obligation to act with due care and loyalty. The duty of care, unless the limited liability company agreement or partnership agreement provides otherwise, generally would require a manager, director or general partner to act for the limited liability company or limited partnership, as applicable, in the same manner as a prudent person would act on his own behalf. The duty of loyalty, in the absence of a provision in a limited liability company agreement or partnership agreement providing otherwise, generally would prohibit a manager or director of a Delaware limited liability company or a general partner of a Delaware limited partnership from taking any action or engaging in any transaction where a conflict of interest is present.

The Enbridge Management limited liability company agreement modifies these standards:	The limited liability company agreement of Enbridge Management contains provisions that prohibit its shareholders from advancing claims arising from conduct by the board of directors of Enbridge Management that might otherwise raise issues as to compliance with fiduciary duties or applicable law. For example, the limited liability company agreement permits the board of directors to make a number of decisions in its “sole discretion.” This entitles the board of directors to consider only the interests and factors that it desires, and it has no duty or obligation to give any consideration to any interest of, or factors affecting, Enbridge Management, its affiliates or any of its shareholders.

Enbridge, its affiliates and their officers and directors who are also officers or directors of Enbridge Management are not required to offer Enbridge Management any business opportunity.

In addition to the other more specific provisions limiting the obligations of the board of directors of Enbridge Management, its limited liability company agreement further provides that the board of directors will not be liable for monetary damages to Enbridge Management or its shareholders for any acts or omissions if the board of directors acted in good faith.

Our partnership agreement modifies these standards:	Our general partner, pursuant to our partnership agreement, and Enbridge Management’s board of directors, by virtue of the delegation of control to it by our general partner, are permitted to attempt to avoid personal liability in connection with the management of us. The partnership agreement provides that the general partner does not breach its fiduciary duty even if the partnership could have obtained more favorable terms without limitations on the general partner’s liability.

Our partnership agreement contains provisions that allow the general partner and, by virtue of the delegation of control agreement, Enbridge Management’s board of directors to take into account the interests of parties in addition to us in resolving conflicts of interest, thereby limiting their fiduciary duties to our limited partners. Also, our partnership agreement contains provisions that may restrict the remedies available to our limited partners for actions taken that might, without such limitations, constitute breaches of fiduciary duties. Because some of Enbridge Management’s directors and officers are also directors and officers of Enbridge and our general partner, the duties of the directors and officers of Enbridge to the shareholders of Enbridge may, therefore, come into conflict with the duties of our general partner and Enbridge Management’s board of directors to our limited partners.

MATERIAL TAX CONSEQUENCES

This section discusses the material tax consequences that may be relevant to prospective unitholders with respect to the ownership or disposition of Class A Common Units. This discussion focuses on the federal income tax consequences to holders of Class A Common Units who are individual citizens or residents of the United States and has only limited application to corporations, estates, trusts, nonresident aliens or other holders subject to specialized tax treatment, such as tax-exempt institutions, foreign persons, individual retirement accounts (IRAs), real estate investment trusts (REITs) or mutual funds.

This section does not discuss all the federal, state, local and foreign tax matters affecting us or prospective holders of Class A Common Units. Accordingly, we urge each prospective holder of Class A Common Units to consult, and depend on, his own tax advisor in analyzing the federal, state, local and foreign tax consequences particular to him of the ownership or disposition of Class A Common Units.

The federal income tax matters affecting us and prospective holders of Class A Common Units discussed in this section are based on current provisions of the Internal Revenue Code, existing Treasury regulations and current administrative rulings and court decisions, all of which are subject to change. Future legislative or administrative changes or court decisions in these authorities may cause the federal income tax consequences of the ownership and disposition of Class A Common Units to vary substantially from the consequences described in this section.

The statements as to matters of federal income tax law and legal conclusions with respect thereto, but not as to factual matters, contained in this section, unless otherwise noted, are the opinion of Fulbright & Jaworski L.L.P. and are based on the accuracy of certain factual matters. An opinion of counsel represents only that counsel’s best legal judgment and does not bind the IRS or the courts. Accordingly, the opinions and statements made in this section may not be sustained by a court if contested by the IRS. Any contest of this sort with the IRS may materially and adversely impact the market for the Class A Common Units and the prices at which the Class A Common Units trade. In addition, the costs of any contest with the IRS, principally legal, accounting and related fees, will result in a reduction in cash available for distribution to our unitholders and our general partner and thus will be borne indirectly by our unitholders and our general partner.

For the reasons described below, Fulbright & Jaworski L.L.P. has not rendered an opinion with respect to the following specific federal income tax issues:

(1)            the treatment of a unitholder whose Class A Common Units are loaned to a short seller to cover a short sale of Class A Common Units (please read “—Tax Consequences of Class A Common Unit Ownership—Treatment of Short Sales” below);

(2)            whether our monthly convention for allocating taxable income and losses is permitted by existing Treasury regulations (please read “—Disposition of Class A Common Units—Allocations Between Transferors and Transferees” below);

(3)            whether our method for depreciating Section 743 adjustments is sustainable (please read “—Tax Consequences of Class A Common Unit Ownership—Section 754 Election” below); and

(4)            whether assignees of Class A Common Units who fail to execute and deliver transfer applications will be treated as partners of Enbridge Partners for federal income tax purposes (please read “—Limited Partner Status” below).

Partnership Status

A partnership is not a taxable entity and incurs no federal income tax liability. Instead, each partner of a partnership is required to take into account his share of items of income, gain, loss and deduction of the partnership in computing his federal income tax liability, regardless of whether cash distributions are made to him by the partnership. Distributions by a partnership to a partner are generally not taxable unless the amount of cash distributed is in excess of the partner’s adjusted basis in his partnership interest.

Section 7704 of the Internal Revenue Code provides that a publicly traded partnership will, as a general rule, be taxed as a corporation. However, an exception, referred to as the “Qualifying Income Exception,” exists with respect to publicly traded partnerships of which 90% or more of the gross income for every taxable year consists of “qualifying income.” Qualifying income includes income and gains derived from the transportation, storage, processing and marketing of crude oil, natural gas and products thereof and fertilizer. Other types of qualifying income include interest (other than from a financial business), dividends, gains from the sale of real property and gains from the sale or other disposition of capital assets held for the production of income that otherwise constitutes qualifying income. We estimate that more than 97% of our current gross income is qualifying income; however, this estimate could change from time to time. Based upon and subject to this estimate, the factual representations made by us, and a review of the applicable legal authorities, Fulbright & Jaworski L.L.P. is of the opinion that more than 90% of our current gross income constitutes qualifying income. The portion of our income that is qualifying income may change from time to time.

With respect to our classification and the classification of our operating subsidiaries for federal income tax purposes, we will rely on the opinion of Fulbright & Jaworski L.L.P. that, based upon the Internal Revenue Code, the Treasury regulations promulgated thereunder, IRS rulings and court decisions, our operating subsidiaries (other than any corporate subsidiaries) will be classified as either disregarded entities or partnerships for federal income tax purposes so long as they do not elect to be treated as associations taxable as corporations and we will be classified as a partnership for federal income tax purposes so long as:

(a) we do not elect to be classified as an association taxable as a corporation;

(b) for each taxable year, 90% or more of our gross income has been or will be income that Fulbright & Jaworski L.L.P. has opined or will opine is “qualifying income” within the meaning of Section 7704(d) of the Internal Revenue Code; and

(c) each hedging transaction treated as resulting in “qualifying income” by us has been or will be appropriately identified as a hedging transaction pursuant to applicable Treasury regulations, and is associated with oil, gas or products thereof that are held by us in activities that generate “qualifying income” within the meaning of Section 7704 of the Internal Revenue Code.

Although we expect to conduct our business so as to meet the Qualifying Income Exception, if we fail to meet the Qualifying Income Exception, other than a failure that is determined by the IRS to be inadvertent and that is cured within a reasonable time after discovery, we will be treated as if we had transferred all of our assets, subject to our liabilities, to a newly formed corporation, on the first day of the year in which we fail to meet the Qualifying Income Exception, in return for stock in that corporation, and then distributed that stock to our partners in liquidation of their interests in us. This deemed contribution and liquidation should be tax-free to unitholders and us so long as we, at that time, do not have liabilities in excess of the aggregate tax bases of our assets. Thereafter, we would be treated as a corporation for federal income tax purposes.

If we were treated as a corporation in any taxable year, either as a result of a failure to meet the Qualifying Income Exception or otherwise, our items of income, gain, loss and deduction would be reflected only on our tax return rather than being passed through to our unitholders, and our net income would be taxed to us at corporate rates. In addition, any distribution made to a unitholder would be treated as either taxable dividend income, to the extent of our current or accumulated earnings and profits, or, in the absence of earnings and profits, a nontaxable return of capital, to the extent of the unitholder’s tax basis in his Class A Common Units, or taxable capital gain, after the unitholder’s tax basis in his Class A Common Units is reduced to zero. Accordingly, taxation as a corporation would result in a material reduction in a unitholder’s cash flow and after-tax return and thus would likely result in a substantial reduction in the value of our Class A Common Units.

The discussion below assumes that we will be classified as a partnership for federal income tax purposes.

Limited Partner Status

Holders of Class A Common Units who have become limited partners of Enbridge Partners will be treated as partners of Enbridge Partners for federal income tax purposes. Also:

(a) assignees who have executed and delivered transfer applications, and are awaiting admission as limited partners, and

(b) unitholders whose Class A Common Units are held in street name or by a nominee and who have the right to direct the nominee in the exercise of all substantive rights attendant to the ownership of their Class A Common Units, will be treated as partners of Enbridge Partners for federal income tax purposes. Because there is no direct authority dealing with the status of assignees of Class A Common Units who are entitled to execute and deliver transfer applications and become entitled to direct the exercise of attendant rights, but who fail to execute and deliver transfer applications, Fulbright & Jaworski L.L.P. is unable to opine that such persons are partners of Enbridge Partners for federal income tax purposes. Furthermore, a purchaser or other transferee of Class A Common Units who does not execute and deliver a transfer application may not receive some federal income tax information or reports furnished to record holders of Class A Common Units unless the Class A Common Units are held in a nominee or street name account and the nominee or broker has executed and delivered a transfer application for those Class A Common Units.

A beneficial owner of Class A Common Units whose Class A Common Units have been transferred to a short seller to complete a short sale would appear to lose his status as a partner of Enbridge Partners with respect to those Class A Common Units for federal income tax purposes. Please read “—Tax Consequences of Class A Common Unit Ownership—Treatment of Short Sales” below.

No portion of our income, gains, deductions or losses is reportable by a unitholder who is not a partner of Enbridge Partners for federal income tax purposes, and any cash distributions received by such a unitholder would therefore appear to be fully taxable as ordinary income. These unitholders are urged to consult their own tax advisors with respect to the consequences of holding Class A Common Units for federal income tax purposes.

The discussion below assumes that a holder of Class A Common Units is treated as one of our partners for federal income tax purposes.

Tax Consequences of Class A Common Unit Ownership

Flow-Through of Taxable Income.  Each unitholder will be required to report on his income tax return his share of our income, gains, losses and deductions without regard to whether we make cash distributions to him. Consequently, we may allocate income to a unitholder even if he has not received a cash distribution. Each unitholder will be required to include in income his allocable share of our income, gains, losses and deductions for our taxable year ending with or within his taxable year. Our taxable year ends on December 31.

Treatment of Distributions.  A distribution by us to a unitholder generally will not be taxable to the unitholder for federal income tax purposes to the extent the distribution does not exceed the unitholder’s tax basis in his Class A Common Units immediately before the distribution. Our cash distributions in excess of a unitholder’s tax basis generally will be considered to be gain from the sale or exchange of the Class A Common Units, taxable in accordance with the rules described under “—Disposition of Class A Common Units” below. Any reduction in a unitholder’s share of our liabilities for which no partner, including the general partner, bears the economic risk of loss, which are known as “nonrecourse liabilities,” will be treated as a distribution of cash by us to that unitholder. To the extent our distributions cause a unitholder’s “at risk” amount to be less than zero at the end of any taxable year, he must recapture any losses deducted in previous years. Please read “—Limitations on Deductibility of Losses” below.

A decrease in a unitholder’s percentage interest in us because of our issuance of additional units will decrease his share of our nonrecourse liabilities and result in a corresponding deemed distribution of cash. Such deemed distribution of cash may result in ordinary income to a unitholder, regardless of his tax basis in his Class A Common Units, if the deemed distribution reduces the unitholder’s share of our “unrealized receivables,” including depreciation recapture, and substantially appreciated “inventory items,” both as defined in the Internal Revenue Code, and collectively, “Section 751 Assets.” To that extent, he will be treated as having been distributed his proportionate share of the Section 751 Assets and then having exchanged those assets with us in return for the non-pro rata portion of the actual distribution made to him. This latter deemed exchange will generally result in the unitholder’s realization of ordinary income, which will equal the excess of (1) the non-pro rata portion of that distribution over (2) the unitholder’s tax basis for the share of Section 751 Assets deemed relinquished in the exchange.

Ratio of Taxable Income to Distributions.  We estimate that a purchaser of Class A Common Units in this offering who owns those common units from the date of closing of this offering through the record date for distributions for the period ending December 31, 2013, will be allocated, on a cumulative basis, an amount of federal taxable income for that period that will be 10% or less of the cash distributed with respect to that period. Thereafter, we anticipate that the ratio of allocable taxable income to cash distributions to the unitholders will increase. These estimates are based upon the assumption that gross income from operations will approximate the amount required to make the current quarterly distribution amount on all units or other assumptions with respect to capital expenditures, cash flow, net working capital and anticipated cash distributions. These estimates and assumptions are subject to, among other things, numerous business, economic, regulatory, legislative, competitive and political uncertainties beyond our control. Further, the estimates are based on current tax law and tax reporting positions that we will adopt and with which the IRS could disagree. Accordingly, we cannot assure you that these estimates will prove to be correct. The actual percentage of distributions that will constitute taxable income could be higher or lower than expected, and any differences could be material and could materially affect the value of the Class A Common Units. For example, the ratio of allocable taxable income to cash distributions to a purchaser of Class A Common Units in this offering will be greater, and perhaps substantially greater, than our estimate with respect to the period described above if:

•    gross income from operations exceeds the amount required to make the current quarterly distribution amount on all units, yet we only distribute the current quarterly distribution amount on all units; or

•    we make a future offering of Class A Common Units and use the proceeds of the offering in a manner that does not produce substantial additional deductions during the period described above, such as to repay indebtedness outstanding at the time of this offering or to acquire property that is not eligible for depreciation or amortization for federal income tax purposes or that is depreciable or amortizable at a rate significantly slower than the rate applicable to our assets at the time of this offering.

Basis of Class A Common Units.  A unitholder’s initial tax basis for his Class A Common Units will be the amount he paid for the Class A Common Units plus his share of our nonrecourse liabilities. That basis will be increased by his share of our income and by any increases in his share of our nonrecourse liabilities. That basis will be decreased, but not below zero, by distributions from us, by the unitholder’s share of our losses, by any decreases in his share of our nonrecourse liabilities and by his share of our expenditures that are not deductible in computing taxable income and are not required to be capitalized. As a limited partner, no unitholder will have a share of our debt that is recourse to the general partner, but will have a share, generally based on his share of profits, of our nonrecourse liabilities. Please read “—Disposition of Class A Common Units—Recognition of Gain or Loss” below.

Limitations on Deductibility of Losses.  The deduction by a unitholder of his share of our losses will be limited to the tax basis in his Class A Common Units and, in the case of an individual unitholder, estate, trust, or a corporate unitholder, if more than 50% of the value of the corporate unitholder’s stock is owned directly or indirectly by five or fewer individuals or some tax-exempt organizations, to the amount for which the unitholder is considered to be “at risk” with respect to our activities, if that is less than his tax basis. A unitholder subject to these limitations must recapture losses deducted in previous years to the extent that distributions cause his at risk amount to be less than zero at the end of any taxable year. Losses disallowed to a unitholder or recaptured as a result of these limitations will carry forward and will be allowable as a deduction to the extent that his tax basis or at risk amount, whichever is the limiting factor, is subsequently increased. Upon the taxable disposition of a Class A Common Unit, any gain recognized by a unitholder can be offset by losses that were previously suspended by the at risk limitation but may not be offset by losses suspended by the basis limitation. Any loss previously suspended by the at risk limitation in excess of that gain would no longer be utilizable.

In general, a unitholder will be at risk to the extent of the tax basis of his Class A Common Units, excluding any portion of that basis attributable to his share of our nonrecourse liabilities, reduced by (i) any portion of that basis representing amounts otherwise protected against loss because of a guarantee, stop loss agreement or other similar arrangement and (ii) any amount of money he borrows to acquire or hold his Class A Common Units, if the lender of those borrowed funds owns an interest in us, is related to the unitholder or can look only to the Class A Common Units for repayment. A unitholder’s at risk amount will increase or decrease as the tax basis of the unitholder’s Class A Common Units increases or decreases, other than tax basis increases or decreases attributable to increases or decreases in his share of our nonrecourse liabilities.

In addition to the basis and at risk limitations on the deductibility of losses, the passive loss limitations generally provide that individuals, estates, trusts and some closely-held corporations and personal service corporations can deduct losses from passive activities, which are generally trade or business activities in which the taxpayer does not materially participate, only to the extent of the taxpayer’s income from those passive activities. The passive loss limitations are applied separately with respect to each publicly traded partnership. Consequently, any passive losses we generate will only be available to offset our passive income generated in the future and will not be available to offset income from other passive activities or investments, including our investments or a unitholder’s investments in other publicly-traded partnerships, or salary or active business income. Passive losses that are not deductible because they exceed a unitholder’s share of income we generate may be deducted in full when he disposes of his entire investment in us in a fully taxable transaction with an unrelated party. The passive activity loss rules are applied after other applicable limitations on deductions, including the at risk rules and the basis limitation.

A unitholder’s share of our net income may be offset by any of our suspended passive losses, but it may not be offset by any other current or carryover losses from other passive activities, including those attributable to other publicly traded partnerships.

Limitations on Interest Deductions.  The deductibility of a non-corporate taxpayer’s “investment interest expense” is generally limited to the amount of that taxpayer’s “net investment income.” Investment interest expense includes:

•    interest on indebtedness properly allocable to property held for investment;

•    our interest expense attributed to portfolio income; and

•    the portion of interest expense incurred to purchase or carry an interest in a passive activity to the extent attributable to portfolio income.

The computation of a unitholder’s investment interest expense will take into account interest on any margin account borrowing or other loan incurred to purchase or carry a Class A Common Unit. Net investment income includes gross income from property held for investment and amounts treated as portfolio income under the passive loss rules, less deductible expenses, other than interest, directly connected with the production of investment income, but generally does not include gains attributable to the disposition of property held for investment or qualified dividend income. The IRS has indicated that the net passive income earned by a publicly traded partnership will be treated as investment income to its unitholders. In addition, a unitholder’s share of our portfolio income will be treated as investment income.

Entity-Level Collections.  If we are required or elect under applicable law to pay any federal, state, local or foreign income tax on behalf of any unitholder or our general partner or any former unitholder, we are authorized to pay those taxes from our funds. That payment, if made, will be treated as a distribution of cash to the partner on whose behalf the payment was made. If the payment is made on behalf of a person whose identity cannot be determined, we are authorized to treat the payment as a distribution to all current unitholders. We are authorized to amend our partnership agreement in the manner necessary to maintain uniformity of intrinsic tax characteristics of Class A Common Units and to adjust later distributions, so that after giving effect to these distributions, the priority and characterization of distributions otherwise applicable under our partnership agreement is maintained as nearly as is practicable. Payments by us as described above could give rise to an overpayment of tax on behalf of an individual partner in which event the partner would be required to file a claim in order to obtain a credit or refund.

Allocation of Income, Gain, Loss and Deduction.  In general, if we have a net profit, our items of income, gain, loss and deduction will be allocated among our general partner and the unitholders in accordance with their percentage interests in us. At any time that incentive distributions are made to our general partner, gross income will be allocated to our general partner to the extent of these distributions. If we have a net loss for the entire year, that loss will be allocated first to our general partner and the unitholders in accordance with their percentage interests in us to the extent of their positive capital accounts and, second, to our general partner. Our partnership agreement provides for special allocations of gross income to holders of our Class A Common Units. Please read “—Special Allocation of Gross Income” below.

Treasury regulations require that specified items of our income, gain, loss and deduction be allocated to account for the difference between the tax basis and the fair market value of our assets at the time of an offering, referred to in this discussion as “Adjusted Property.” The effect of these allocations to a unitholder purchasing Class A Common Units in our offering will be essentially the same as if the tax bases of our assets were equal to their fair market values at the time of the offering. In the event that hereafter we issue additional units at a time when the fair market value of our assets exceeds their tax basis, those regulations will require that depreciation with respect to these assets be allocated disproportionately to the purchasers of those units and away from our general partner and unitholders who acquire their units prior to such offering. This could result in a reduction in the net amount of deductions allocable to prior purchasers of units, including the purchasers of the units issued in this offering. In addition, items of recapture income will be allocated to the extent possible to the partner who was allocated the deduction giving rise to the treatment of that gain as recapture income in order to minimize the recognition of ordinary income by some unitholders. Finally, although we do not expect that our operations will result in the creation of negative capital accounts, if negative capital accounts nevertheless result, items of our income and gain will be allocated in an amount and manner to eliminate the negative balance as quickly as possible.

An allocation of items of our income, gain, loss or deduction, other than an allocation required by the Internal Revenue Code to eliminate the difference between a partner’s “book” capital account, credited with the fair market value of Adjusted Property, and “tax” capital account, credited with the tax basis of Adjusted Property, referred to in this discussion as the “book-tax disparity,” will generally be given effect for federal income tax purposes in determining a partner’s share of an item of income, gain, loss or deduction only if the allocation has “substantial economic effect.” In any other case, a partner’s share of an item will be determined on the basis of his interest in us, which will be determined by taking into account all the facts and circumstances, including his relative contributions to us, the interests of all the partners in profits and losses, the interest of all the partners in cash flow and other nonliquidating distributions and rights of all the partners to distributions of capital upon liquidation.

Fulbright & Jaworski L.L.P. is of the opinion that, with the exception of the issues described in “—Section 754 Election,” “—Uniformity of Class A Common Units” and “—Disposition of Class A Common Units—Allocations Between Transferors and Transferees,” allocations under our partnership agreement will be given effect for federal income tax purposes in determining a partner’s share of an item of income, gain, loss or deduction.

Special Allocation of Gross Income.  As provided in our partnership agreement, the holders of our Class A Common Units are generally allocated amounts of gross income that would otherwise be allocated to the holders of our Class B Common Units. With respect to taxable years 2006, 2007, 2008, 2009 and 2010, the amounts of these special allocations were $19 million, $0 million, $21 million, $21 million and $23 million respectively. The special allocation to be made for the taxable year 2011 will be $23 million. Beginning with the taxable year 2012 and for each taxable year thereafter, the special allocation will be $25 million. Notwithstanding the above, the special allocation will not be made (or will be reduced) in any taxable year to the extent that a purchaser of Class A Common Units in Enbridge Partners’ initial public offering would be allocated taxable income with respect to such taxable year that would exceed 65% of the amount of cash distributed to such a unitholder with respect to that taxable year, which occurred in the 2007 taxable year and resulted in the special allocation being $0. There can be no assurance that the ratio of taxable income to cash distributed with respect to any taxable year will not exceed 65%. Based on the current level of distributions, we anticipate that the special allocation will be made in its entirety for the taxable year 2011. To the extent that the special allocation is not made in any year, it cannot be carried forward.

Treatment of Short Sales.  A unitholder whose Class A Common Units are loaned to a “short seller” to cover a short sale of Class A Common Units may be considered as having disposed of those Class A Common Units. If so, he would no longer be treated as our partner for federal income tax purposes with respect to those Class A Common Units during the period of the loan and may recognize gain or loss from the disposition. As a result, during this period:

•    any of our income, gain, loss or deduction with respect to those Class A Common Units would not be reportable by the unitholder;

•    any cash distributions received by the unitholder as to those Class A Common Units would be fully taxable; and

•    all of these distributions would appear to be ordinary income.

Fulbright & Jaworski L.L.P. has not rendered an opinion regarding the tax treatment of a unitholder where Class A Common Units are loaned to a short seller to cover a short sale of Class A Common Units; therefore, unitholders desiring to assure their status as partners and avoid the risk of gain recognition from a loan to a short seller should modify any applicable brokerage account agreements to prohibit their brokers from borrowing and loaning their Class A Common Units. Please also read “—Disposition of Class A Common Units—Recognition of Gain or Loss” below.

Alternative Minimum Tax.  Each unitholder will be required to take into account his distributive share of any items of our income, gain, loss or deduction for purposes of the alternative minimum tax. Prospective unitholders are urged to consult their tax advisors as to the impact of an investment in Class A Common Units on their liability for the alternative minimum tax.

Tax Rates.  Under current law, the highest marginal U.S. federal income tax rate applicable to ordinary income of individuals is 35% and the highest marginal U.S. federal income tax rate applicable to long-term capital gains (generally, capital gains on certain assets held for more than twelve months) of individuals is 15%. These rates are scheduled to sunset after December 31, 2012, and, further, are subject to change by new legislation at any time.

The recently enacted Patient Protection and Affordable Care Act of 2010, as amended by the Health Care and Education Reconciliation Act of 2010, is scheduled to impose a 3.8% Medicare tax on certain investment income earned by individuals, estates and trusts for taxable years beginning after December 31, 2012. For these purposes, investment income generally includes a unitholder’s allocable share of our income and gain realized by a unitholder from a sale of Class A Common Units. In the case of an individual, the tax will be imposed on the lesser of (i) the unitholder’s net investment income or (ii) the amount by which the unitholder’s modified adjusted gross income exceeds $250,000 (if the unitholder is married and filing jointly or a surviving spouse), $125,000 (if the unitholder is married and filing separately) or $200,000 (in any other cases). In the case of an estate or trust, the tax will be imposed on the lesser of (i) undistributed net investment income or (ii) the excess adjusted gross income over the dollar amount at which the highest income tax bracket applicable to an estate or trust begins.

Section 754 Election.  We have made the election permitted by Section 754 of the Internal Revenue Code. That election is irrevocable without the consent of the IRS. The election generally permits us to adjust a Class A Common Unit purchaser’s tax basis in our assets (“inside basis”) under Section 743(b) of the Internal Revenue Code to reflect his purchase price. This election does not apply to a person who purchases Class A Common Units directly from us. The Section 743(b) adjustment belongs to the purchaser and not to other unitholders. For purposes of this discussion, a unitholder’s inside basis in our assets will be considered to have two components: (1) his share of our tax basis in our assets (“common basis”) and (2) his Section 743(b) adjustment to that basis.

Treasury regulations under Section 743 of the Internal Revenue Code require, if the remedial allocation method is adopted (which we have adopted), a portion of the Section 743(b) adjustment that is attributable to recovery property subject to depreciation under Section 168 of the Internal Revenue Code whose book basis is in excess of its tax basis to be depreciated over the remaining cost recovery period for the property’s unamortized book-tax disparity. Under Treasury regulations Section 1.167(c)-1(a)(6), a Section 743(b) adjustment attributable to property subject to depreciation under Section 167 of the Internal Revenue Code rather than cost recovery deductions under Section 168 is generally required to be depreciated using either the straight-line method or the 150% declining balance method. Under our partnership agreement, our general partner is authorized to take a position to preserve the uniformity of Class A Common Units even if that position is not consistent with these and any other Treasury regulations. Please read “—Tax Treatment of Operations” and “—Uniformity of Class A Common Units” below.

Although Fulbright & Jaworski L.L.P. is unable to opine as to the validity of this approach because there is no controlling authority on this issue, we intend to depreciate the portion of a Section 743(b) adjustment attributable to unrealized appreciation in the value of Adjusted Property, to the extent of any unamortized book-tax disparity, using a rate of depreciation or amortization derived from the depreciation or amortization method and useful life then being applied to the unamortized book-tax disparity of the property, or treat that portion as non-amortizable to the extent attributable to property the common basis of which is not amortizable. This method is consistent with the Treasury regulations under Section 743 of the Internal Revenue Code but is arguably inconsistent with Treasury regulations Section 1.167(c)-1(a)(6), which is not expected to directly apply to a material portion of our assets. To the extent this Section 743(b) adjustment is attributable to appreciation in value in excess of the unamortized book-tax disparity, we will apply the rules described in the Treasury regulations and legislative history. If we determine that this position cannot reasonably be taken, we may take a depreciation or amortization position under which all purchasers acquiring Class A Common Units in the same month would receive depreciation or amortization, whether attributable to common basis or a Section 743(b) adjustment, based upon the same applicable rate as if they had purchased a direct interest in our assets. This kind of aggregate approach may result in lower annual depreciation or amortization deductions than would otherwise be allowable to some unitholders. Please read “—Tax Treatment of Operations” and “—Uniformity of Class A Common Units” below.

Since a unitholder’s tax basis for his Class A Common Units is reduced by his share of our deductions (whether or not such deductions were claimed on his income tax return), any position we take that understates deductions will overstate the unitholder’s basis in his Class A Common Units, which may cause the unitholder to understate gain or overstate loss on any sale of such Class A Common Units. Please read “—Disposition of Class A Common Units— Recognition of Gain or Loss.” If the IRS were to challenge the position we take with respect to depreciating or amortizing the Section 743(b) adjustment and such challenge were sustained, a unitholder’s gain from the sale of Class A Common Units might be increased without the benefit of additional deductions.

A Section 754 election is advantageous if the transferee’s tax basis in his Class A Common Units is higher than the Class A Common Units’ share of the aggregate tax basis of our assets immediately prior to the transfer. In that case, as a result of the election, the transferee would have, among other items, a greater amount of depreciation deductions and his share of any gain on a sale of our assets would be less. Conversely, a Section 754 election is disadvantageous if the transferee’s tax basis in his Class A Common Units is lower than those Class A Common Units’ share of the aggregate tax basis of our assets immediately prior to the transfer. Thus, the fair market value of the Class A Common Units may be affected either favorably or unfavorably by the election. A tax basis adjustment is required regardless of whether a Section 754 election is made in the case of a transfer of an interest in us if we have a substantial built-in loss immediately after the transfer, or if we distribute property and have a substantial basis reduction. Generally, a built-in loss or a tax basis reduction is substantial if it exceeds $250,000.

The calculations involved in the Section 754 election are complex and will be made on the basis of assumptions as to the value of our assets and other matters. The IRS could seek to reallocate some or all of any Section 743(b) adjustment allocated by us to our tangible assets to goodwill instead. Goodwill, as an intangible asset, is generally nonamortizable or amortizable over a longer period of time or under a less accelerated method than our tangible assets. The determinations we make may be successfully challenged by the IRS and the deductions resulting from them may be reduced or disallowed altogether. Should the IRS require a different basis adjustment to be made, and should, in our opinion, the expense of compliance exceed the benefit of the election, we may seek permission from the IRS to revoke our Section 754 election. If permission is granted, a purchaser of Class A Common Units may be allocated more income than he would have been allocated had the election not been revoked.

Tax Treatment of Operations

Accounting Method and Taxable Year.  We use the year ending December 31 as our taxable year and the accrual method of accounting for federal income tax purposes. Each unitholder will be required to include in income his share of our income, gain, loss and deduction for our taxable year ending within or with his taxable year. In addition, a unitholder who has a taxable year ending on a date other than December 31 and who disposes of all of his Class A Common Units following the close of our taxable year but before the close of his taxable year must include his share of our income, gain, loss and deduction in income for his taxable year, with the result that he will be required to include in income for his taxable year his share of more than one year of our income, gain, loss and deduction. Please read “—Disposition of Class A Common Units—Allocations Between Transferors and Transferees” below.

Tax Basis, Depreciation and Amortization.  The tax basis of our assets, as adjusted with respect to each purchaser on account of our Section 754 election, is used for purposes of computing depreciation and cost recovery deductions and, ultimately, gain or loss on the disposition of these assets. Please read “—Tax Consequences of Class A Common Unit Ownership—Section 754 Election” above. The federal income tax burden associated with the difference between the fair market value of our assets and their tax basis immediately prior to an offering of our Class A Common Units will be borne by our general partner, its affiliates and our other unitholders as of that time. Please read “—Tax Consequences of Class A Common Unit Ownership—Allocation of Income, Gain, Loss and Deduction” above.

To the extent allowable, we may elect to use the depreciation and cost recovery methods that will result in the largest deductions being taken in the early years after assets are placed in service. Property we subsequently acquire or construct may be depreciated using accelerated methods permitted by the Internal Revenue Code.

If we dispose of depreciable property by sale, foreclosure, or otherwise, all or a portion of any gain, determined by reference to the amount of depreciation previously deducted and the nature of the property, may be subject to the recapture rules and taxed as ordinary income rather than capital gain. Similarly, a unitholder who has taken cost recovery or depreciation deductions with respect to property we own will likely be required to recapture some or all of those deductions as ordinary income upon a sale of his interest in us. Please read “—Tax Consequences of Class A Common Unit Ownership—Allocation of Income, Gain, Loss and Deduction” above and “—Disposition of Class A Common Units—Recognition of Gain or Loss” below.

The costs incurred in selling our units (called “syndication expenses”) must be capitalized and cannot be deducted currently, ratably or upon our termination. There are uncertainties regarding the classification of costs as organization expenses, which we may amortize, and as syndication expenses, which we may not amortize. The underwriting discounts and commissions we incur will be treated as syndication expenses.

Valuation and Tax Basis of Our Properties.  The federal income tax consequences of the ownership and disposition of Class A Common Units will depend in part on our estimates of the relative fair market values, and the tax bases, of our assets. Although we may from time to time consult with professional appraisers regarding valuation matters, we will make many of the relative fair market value estimates ourselves. These estimates of value and basis are subject to challenge and will not be binding on the IRS or the courts. If the estimates of fair market value or basis are later found to be incorrect, the character and amount of items of income, gain, loss or deductions previously reported by unitholders might change, and unitholders might be required to adjust their tax liability for prior years and incur interest and penalties with respect to those adjustments.

Disposition of Class A Common Units

Recognition of Gain or Loss.  Gain or loss will be recognized on a sale of Class A Common Units equal to the difference between the amount realized and the unitholder’s tax basis for the Class A Common Units sold. A unitholder’s amount realized will be measured by the sum of the cash or the fair market value of other property received by him plus his share of our nonrecourse liabilities. Because the amount realized includes a unitholder’s share of our nonrecourse liabilities, the gain recognized on the sale of Class A Common Units could result in a tax liability in excess of any cash received from the sale.

Prior distributions from us in excess of cumulative net taxable income for a Class A Common Unit that decreased a unitholder’s tax basis in that Class A Common Unit will, in effect, become taxable income if the Class A Common Unit is sold at a price greater than the unitholder’s tax basis in that Class A Common Unit, even if the price received is less than his original cost.

Except as noted below, gain or loss recognized by a unitholder, other than a “dealer” in Class A Common Units, on the sale or exchange of a Class A Common Unit held for more than one year will generally be taxable as capital gain or loss. Capital gain recognized by an individual on the sale of Class A Common Units held more than 12 months will generally be taxed at capital gains rates. However, a portion of this gain or loss, which may be substantial, will be separately computed and taxed as ordinary income or loss under Section 751 of the Internal Revenue Code to the extent attributable to assets giving rise to depreciation recapture or other “unrealized receivables” or to “inventory items” we own. Ordinary income attributable to unrealized receivables, inventory items and depreciation recapture may exceed net taxable gain realized upon the sale of a Class A Common Unit and may be recognized even if there is a net taxable loss realized on the sale of a Class A Common Unit. Thus, a unitholder may recognize both ordinary income and a capital loss upon a sale of Class A Common Units. Capital losses may offset capital gains and no more than $3,000 of ordinary income, in the case of individuals, and may only be used to offset capital gains in the case of corporations.

The IRS has ruled that a partner who acquires interests in a partnership in separate transactions must combine those interests and maintain a single adjusted tax basis for all those interests. Upon a sale or other disposition of less than all of those interests, a portion of that tax basis must be allocated to the interests sold using an “equitable apportionment” method. Treasury regulations under Section 1223 of the Internal Revenue Code allow a selling unitholder who can identify Class A Common Units transferred with an ascertainable holding period to elect to use the actual holding period of the Class A Common Units transferred. Thus, according to the ruling, a unitholder will be unable to select high or low basis Class A Common Units to sell as would be the case with corporate stock, but, according to the Treasury regulations, may designate specific Class A Common Units sold for purposes of determining the holding period of Class A Common Units transferred. A unitholder electing to use the actual holding period of Class A Common Units transferred must consistently use that identification method for all subsequent sales or exchanges of Class A Common Units. A unitholder considering the purchase of additional Class A Common Units or a sale of Class A Common Units purchased in separate transactions is urged to consult his tax advisor as to the possible consequences of this ruling and application of the Treasury regulations.

The Internal Revenue Code treats a taxpayer as having sold a partnership interest, such as our Class A Common Units, in which gain would be recognized if it were sold, assigned or terminated at its fair market value, if the taxpayer or related persons enters into:

•    a short sale;

•    an offsetting notional principal contract; or

•    a futures or forward contract with respect to the partnership interest or substantially identical property.

Moreover, if a taxpayer has previously entered into a short sale, an offsetting notional principal contract or a futures or forward contract with respect to the partnership interest, the taxpayer will be treated as having sold that position if the taxpayer or a related person then acquires the partnership interest or substantially identical property.

Allocations Between Transferors and Transferees.  In general, our taxable income and losses will be determined annually, will be prorated on a monthly basis and will be subsequently apportioned among the unitholders in proportion to the number of Class A Common Units owned by each of them as of the opening of the applicable exchange on the first business day of the month. However, gain or loss realized on a sale or other disposition of our assets other than in the ordinary course of business will be allocated among the unitholders on the date in the month in which that gain or loss is recognized. As a result, a unitholder transferring Class A Common Units may be allocated income, gain, loss and deduction realized after the date he disposes of the Class A Common Units.

Although simplifying conventions are contemplated by the Internal Revenue Code and most publicly traded partnerships use similar simplifying conventions, the use of this method may not be permitted under existing Treasury regulations. The Treasury Department has issued proposed Treasury regulations that would permit publicly traded partnerships to adopt certain simplifying conventions similar to the ones adopted by us. These proposed Treasury regulations, however, are applicable to publicly traded partnerships formed after the date these proposed Treasury Regulations are adopted in final form, and thus, would not apply to us. Accordingly, Fulbright & Jaworski L.L.P. is unable to opine on the validity of our method of allocating income and deductions between transferors and transferees. If this method is not allowed under the Treasury regulations, or only applies to transfers of less than all of the unitholder’s interest, our taxable income or losses might be reallocated among the unitholders. We are authorized to revise our method of allocation between transferor and transferee unitholders, as well as unitholders whose interests vary during a taxable year, to conform to a method permitted under future Treasury regulations.

A unitholder who owns Class A Common Units at any time during a quarter and who disposes of them prior to the record date set for a cash distribution for that quarter will be allocated items of our income, gain, loss and deductions attributable to that quarter but will not be entitled to receive that cash distribution.

Transfer Notification Requirements.  A purchaser of Class A Common Units from another unitholder is required to notify us in writing of that purchase within 30 days after the purchase, unless a broker or nominee will satisfy such requirement. A unitholder who sells any of his Class A Common Units, other than through a broker, is generally required to notify us in writing of that sale within 30 days after the sale (or, if earlier, January 15 of the year following the sale). Upon receiving such notifications, we are required to notify the IRS of any such transfers and to furnish specified information to the transferor and transferee. Failure to notify us of a transfer of Class A Common Units may, in some cases, lead to the imposition of penalties. However, these reporting requirements do not apply to a sale by an individual unitholder who is a citizen of the United States and who effects the sale or exchange through a broker who will satisfy such requirements.

Constructive Termination.  We will be considered to have been terminated for tax purposes if there are sales or exchanges, which in the aggregate, constitute 50% or more of the total interests in our capital and profits within a 12-month period. For purposes of measuring whether the 50% threshold is met, multiple sales of the same interest are counted only once. A constructive termination results in the closing of our taxable year for all unitholders. In the case of a unitholder reporting on a taxable year other than a fiscal year ending December 31, the closing of our taxable year may result in more than 12 months of our taxable income or loss being includable in his taxable income for the year of termination. A constructive termination occurring on a date other than December 31 will result in us filing two tax returns (and unitholders could receive two Schedules K-1 if the relief discussed below is not available) for one fiscal year and the cost of the preparation of these returns will be borne by the common unitholders. We would be required to make new tax elections after a termination, including a new election under Section 754 of the Internal Revenue Code, and a termination would result in a deferral of our deductions for depreciation. A termination could also result in penalties if we were unable to determine that the termination had occurred. Moreover, a termination might either accelerate the application of, or subject us to, any tax legislation enacted before the termination.

The IRS has recently announced a publicly traded partnership technical termination relief procedure whereby if a publicly traded partnership, that has technically terminated, requests publicly traded partnership technical termination relief and the IRS grants such relief, among other things, the partnership will only have to provide one Schedule K-1 to unitholders for the year notwithstanding two partnership tax years.

Uniformity of Class A Common Units

Because we cannot match transferors and transferees of Class A Common Units, we must maintain uniformity of the economic and tax characteristics of the Class A Common Units. In the absence of uniformity, we may be unable to completely comply with a number of federal income tax requirements, both statutory and regulatory. A lack of uniformity can result from a literal application of Treasury regulations Section 1.167(c)-1(a)(6). Any non-uniformity could have a negative impact on the value of our Class A Common Units. Please read “—Tax Consequences of Class A Common Unit Ownership—Section 754 Election” above.

We intend to depreciate the portion of a Section 743(b) adjustment attributable to unrealized appreciation in the value of Adjusted Property, to the extent of any unamortized book-tax disparity, using a rate of depreciation or amortization derived from the depreciation or amortization method and useful life then being applied to the property’s unamortized book-tax disparity, or treat that portion as nonamortizable, to the extent attributable to property the common basis of which is not amortizable. This treatment is consistent with the Treasury regulations under Section 743 of the Internal Revenue Code, even though that position may be inconsistent with Treasury regulations Section 1.167(c)-1(a)(6), which is not expected to directly apply to a material portion of our assets. Please read “—Tax Consequences of Class A Common Unit Ownership—Section 754 Election” above.

To the extent that the Section 743(b) adjustment is attributable to appreciation in value in excess of the unamortized book-tax disparity, we will apply the rules described in the Treasury regulations and legislative history. If we determine that this position cannot reasonably be taken, we may adopt a depreciation and amortization position under which all purchasers acquiring Class A Common Units in the same month would receive depreciation and amortization deductions, whether attributable to a common basis or Section 743(b) adjustment, based upon the same applicable method and lives as if they had purchased a direct interest in our property. If this position is adopted, it may result in lower annual depreciation and amortization deductions than would otherwise be allowable to some unitholders and risk the loss of depreciation and amortization deductions not taken in the year that these deductions are otherwise allowable. This position will not be adopted if we determine that the loss of depreciation and amortization deductions will have a material adverse effect on the unitholders. If we choose not to utilize this aggregate method, we may use any other reasonable depreciation and amortization method to preserve the uniformity of the intrinsic tax characteristics of any Class A Common Units that would not have a material adverse effect on the unitholders. The IRS may challenge any method of depreciating the Section 743(b) adjustment described in this paragraph. If this challenge were sustained, the uniformity of Class A Common Units might be affected, and the gain from the sale of Class A Common Units might be increased without the benefit of additional deductions. Please read “—Disposition of Class A Common Units—Recognition of Gain or Loss” above.

Tax-Exempt Organizations and Foreign Persons

Ownership of Class A Common Units by employee benefit plans, other tax-exempt organizations, non-resident aliens, foreign corporations and other foreign persons raises issues unique to those investors and, as described below, may have substantially adverse tax consequences to them.

Employee benefit plans and most other organizations exempt from federal income tax, including IRAs and other retirement plans, are subject to federal income tax on unrelated business taxable income. Virtually all of our income allocated to a unitholder that is a tax-exempt organization will be unrelated business taxable income and will be taxable to it.

Non-resident aliens and foreign corporations, trusts or estates that own Class A Common Units will be considered to be engaged in business in the United States because of the ownership of Class A Common Units. As a consequence, they will be required to file federal tax returns to report their share of our income, gain, loss or deduction and pay federal income tax at regular rates on their share of our net income or gain. Moreover, under rules applicable to publicly traded partnerships, we will withhold, at the highest applicable effective tax rate, from cash distributions made quarterly to foreign unitholders. Each foreign unitholder must obtain a taxpayer identification number from the IRS and submit that number to our transfer agent on a Form W-8BEN or applicable substitute form in order to obtain credit for the taxes withheld. A change in applicable law may require us to change these procedures.

In addition, because a foreign corporation that owns Class A Common Units will be treated as engaged in a U.S. trade or business, that corporation may be subject to the U.S. branch profits tax at a rate of 30%, in addition to regular federal income tax, on its share of our income and gain, as adjusted for changes in the foreign corporation’s “U.S. net equity,” which are effectively connected with the conduct of a U.S. trade or business. That tax may be reduced or eliminated by an income tax treaty between the United States and the country in which the foreign corporate unitholder is a “qualified resident.” In addition, this type of holder of Class A Common Units is subject to special information reporting requirements under Section 6038C of the Internal Revenue Code.

A foreign unitholder who sells or otherwise disposes of a Class A Common Unit will be subject to federal income tax on gain realized from the sale or disposition of that Class A Common Unit to the extent the gain is effectively connected with a U.S. trade or business of the foreign unitholder. Under a ruling published by the IRS interpreting the scope of “effectively connected income,” a foreign unitholder would be considered to be engaged in a trade or business in the United States by virtue of our U.S. activities, and part or all of that unitholder’s gain would be effectively connected with that unitholder’s indirect U.S. trade or business. Moreover, under the Foreign Investment in Real Property Tax Act, a foreign unitholder generally will be subject to federal income tax upon the sale or disposition of a Class A Common Unit if (i) he owned (directly or constructively applying certain attribution rules) more than 5% of our units at any time during the five-year period ending on the date of such disposition and (ii) 50% or more of the fair market value of all of our assets consisted of U.S. real property interests at any time during the shorter of the period during which such unitholder held the units or the 5-year period ending on the date of disposition. Currently, more than 50% of our assets consist of U.S. real property interests and we do not expect that to change in the foreseeable future. Therefore, foreign unitholders may be subject to federal income tax on gain from the sale or disposition of their common units.

Administrative Matters

Information Returns and Audit Procedures.  We intend to furnish to each unitholder, within 90 days after the close of each calendar year, specific tax information, including a Schedule K-1, which describes his share of our income, gain, loss and deduction for our preceding taxable year. In preparing this information, which will not be reviewed by counsel, we will take various accounting and reporting positions, some of which have been mentioned earlier, to determine his share of income, gain, loss and deduction. We cannot assure you that those positions will yield a result that conforms to the requirements of the Internal Revenue Code, Treasury regulations or administrative interpretations of the IRS. Any challenge by the IRS could negatively affect the value of the Class A Common Units.

The IRS may audit our federal income tax information returns. Adjustments resulting from an IRS audit may require each unitholder to adjust a prior year’s tax liability, and possibly may result in an audit of his return. Any audit of a unitholder’s return could result in adjustments not related to our returns as well as those related to our returns.

Partnerships generally are treated as separate entities for purposes of federal tax audits, judicial review of administrative adjustments by the IRS and tax settlement proceedings. The tax treatment of partnership items of income, gain, loss and deduction is determined in a partnership proceeding rather than in separate proceedings with the partners. The Internal Revenue Code requires that one partner be designated as the “Tax Matters Partner” for these purposes. Our partnership agreement names Enbridge Energy Company, Inc. as our Tax Matters Partner.

The Tax Matters Partner will make some elections on our behalf and on behalf of unitholders. In addition, the Tax Matters Partner can extend the statute of limitations for assessment of tax deficiencies against unitholders for items in our returns. The Tax Matters Partner may bind a unitholder with less than a 1% profits interest in us to a settlement with the IRS unless that unitholder elects, by filing a statement with the IRS, not to give that authority to the Tax Matters Partner. The Tax Matters Partner may seek judicial review, by which all the unitholders are bound, of a final partnership administrative adjustment and, if the Tax Matters Partner fails to seek judicial review, judicial review may be sought by any unitholder having at least a 1% interest in profits or by any group of unitholders having in the aggregate at least a 5% interest in profits. However, only one action for judicial review will go forward, and each unitholder with an interest in the outcome may participate.

A unitholder must file a statement with the IRS identifying the treatment of any item on his federal income tax return that is not consistent with the treatment of the item on our return. Intentional or negligent disregard of this consistency requirement may subject a unitholder to substantial penalties.

Nominee Reporting.  Persons who hold an interest in us as a nominee for another person are required to furnish to us:

(a) the name, address and taxpayer identification number of the beneficial owner and the nominee;

(b) whether the beneficial owner is:

(1)        a person that is not a U.S. person,

(2)        a foreign government, an international organization or any wholly owned agency or instrumentality of either of the foregoing, or

(3)        a tax-exempt entity;

(c) the amount and description of Class A Common Units held, acquired or transferred for the beneficial owner; and

(d) specific information including the dates of acquisitions and transfers, means of acquisitions and transfers, and acquisition cost for purchases, as well as the amount of net proceeds from sales.

Brokers and financial institutions are required to furnish additional information, including whether they are U.S. persons and specific information on Class A Common Units they acquire, hold or transfer for their own account. The nominee is required to supply the beneficial owner of the Class A Common Units with the information furnished to us.

Accuracy-Related Penalties.  An additional tax equal to 20% of the amount of any portion of an underpayment of tax that is attributable to one or more specified causes, including negligence or disregard of rules or regulations, substantial understatements of income tax and substantial valuation misstatements, is imposed by the Internal Revenue Code. No penalty will be imposed, however, for any portion of an underpayment if it is shown that there was a reasonable cause for that portion and that the taxpayer acted in good faith regarding that portion.

A substantial understatement of income tax in any taxable year exists if the amount of the understatement exceeds:

•    for individuals, the greater of 10% of the tax required to be shown on the return for the taxable year and $5,000; or

•    for most corporations, the lesser of 10% of the tax required to be shown of the return (or $10,000, if greater) and $10 million.

For persons other than “tax shelters” (as defined under the penalty rules), the amount of any understatement subject to penalty generally is reduced if any portion is attributable to a position adopted on the return:

•    for which there is, or was, “substantial authority,” or

•    as to which there is a reasonable basis and the pertinent facts of that position are disclosed on the return.

We believe we are not a “tax shelter” under these rules. If any item of income, gain, loss or deduction included in the distributive shares of unitholders might result in that kind of an “understatement” of income for which no “substantial authority” exists, we must disclose the pertinent facts on our return. In addition, we will make a reasonable effort to furnish sufficient information for unitholders to make adequate disclosure on their returns to avoid liability for this penalty.

A substantial valuation misstatement exists if (a) the value of any property, or the adjusted basis of any property, claimed on a tax return is 150% or more of the amount determined to be the correct amount of the valuation or adjusted basis, (b) the price for any property or services (or for the use of property) claimed on any such return with respect to any transaction between persons described in Internal Revenue Code Section 482 is 200% or more (or 50% or less) of the amount determined under Section 482 to be the correct amount of such price, or (c) the net Internal Revenue Code Section 482 transfer price adjustment for the taxable year exceeds the lesser of $5 million or 10% of the taxpayer’s gross receipts. No penalty is imposed unless the portion of the underpayment attributable to a substantial valuation misstatement exceeds $5,000 ($10,000 for most corporations).

In addition, the 20% accuracy-related penalty also applies to any portion of an underpayment of tax that is attributable to transactions lacking economic substance. To the extent that such transactions are not disclosed, the penalty imposed is increased to 40%. Additionally, there is no reasonable cause defense to the imposition of this penalty to such transactions.

Reportable Transactions.  If we were to engage in a “reportable transaction,” we (and possibly our unitholders and others) would be required to make a detailed disclosure of the transaction to the IRS. A transaction may be a reportable transaction based upon any of several factors, including the fact that it is a type of tax avoidance transaction publicly identified by the IRS as a “listed transaction” or that it produces certain kinds of losses for partnerships, individuals, S corporations, and trusts in excess of $2 million in any single year, or $4 million in any combination of 6 successive tax years. Our participation in a reportable transaction could increase the likelihood that our federal income tax information return (and possibly a unitholder’s tax return) would be audited by the IRS. Please read “—Information Returns and Audit Procedures” above.

Moreover, if we were to participate in a reportable transaction with a significant purpose to avoid or evade tax, or in any listed transaction, depending on the circumstances, our unitholders could be subject to one or more of the following provisions of the American Jobs Creation Act of 2004:

•    accuracy-related penalties with a broader scope, significantly narrower exceptions and potentially greater amounts than described in “—Accuracy-Related Penalties” above;

•    for those persons otherwise entitled to deduct interest on federal tax deficiencies, interest on any resulting tax liability will not be deductible; and

•    in the case of a listed transaction, an extended statute of limitations.

We do not expect to engage in any “reportable transactions.”

State, Local and Other Tax Considerations

In addition to federal income taxes, a unitholder will likely be subject to other taxes, including state and local income taxes, unincorporated business taxes, and estate, inheritance or intangible taxes that may be imposed by the various jurisdictions in which we conduct business or own property or in which you are a resident. We currently conduct business or own property in 22 states, most of which impose income taxes. We may also own property or conduct business in other jurisdictions in the future. Although an analysis of those various taxes is not presented here, each prospective unitholder should consider their potential impact on his investment in us. A unitholder may not be required to file a return and pay taxes in some jurisdictions because his income from that jurisdiction falls below the filing and payment requirement. Unitholders will be required, however, to file income tax returns and to pay income taxes in many of the jurisdictions in which we do business or own property, and unitholders may be subject to penalties for failure to comply with those requirements. In some jurisdictions, tax losses may not produce a tax benefit in the year incurred and also may not be available to offset income in subsequent taxable years. Some of the jurisdictions may require us, or we may elect, to withhold a percentage of income from amounts to be distributed to a unitholder who is not a resident of the jurisdiction. Withholding, the amount of which may be greater or less than a particular unitholder’s income tax liability to the jurisdiction, generally does not relieve a nonresident unitholder from the obligation to file an income tax return. Amounts withheld may be treated as if distributed to unitholders for purposes of determining the amounts distributed by us. Please read “—Tax Consequences of Class A Common Unit Ownership—Entity-Level Collections” above. Based on current law and our estimate of our future operations, we anticipate that any amounts required to be withheld will not be material.

We urge each unitholder to investigate the legal and tax consequences, under the laws of pertinent jurisdictions, of his investment in us. Accordingly, each prospective unitholder is urged to consult, and depend on, his tax counsel or other advisor with regard to those matters. Further, it is the responsibility of each unitholder to file all federal, state, local and foreign tax returns that may be required of him. Fulbright & Jaworski L.L.P. has not rendered an opinion on the state, local or foreign tax consequences of an investment in us.

INVESTMENT IN ENBRIDGE PARTNERS BY EMPLOYEE BENEFIT PLANS

An investment in Enbridge Partners by an employee benefit plan is subject to certain additional considerations because persons with discretionary control of assets of such plans (a “fiduciary”) are subject to the fiduciary responsibility provisions of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”), and transactions are subject to restrictions imposed by Section 4975 of the Internal Revenue Code of 1986, as amended (the “Code”). As used in this prospectus, the term “employee benefit plan” includes, but is not limited to, benefit plans subject to ERISA, such as, qualified pension, profit-sharing and stock bonus plans, as well as Keogh plans, Simplified Employee Pension Plans and tax deferred annuities or Individual Retirement Accounts (“IRAs”) established or maintained by an employer or employee organization which are not subject to ERISA but subject to Section 4975 of the Internal Revenue Code, or any entity whose underlying assets include plan assets by reason of such plans or accounts investing in the entity. Among other things, consideration should be given to (1) whether such investment is prudent under Section 404(a)(1)(B) of ERISA, (2) whether in making such investment such plan will satisfy the diversification requirement of Section 404(a)(1)(C) of ERISA, (3) whether the investment is for the exclusive benefit of plan participants and their beneficiaries and (4) whether such investment will result in recognition of unrelated business taxable income by such plan. Fiduciaries should determine whether an investment in Enbridge Partners is authorized by the appropriate governing instrument and is an appropriate investment for such plan.

In addition, a fiduciary of an employee benefit plan should consider whether such plan will, by investing in Enbridge Partners, be deemed to own an undivided interest in the assets of Enbridge Partners under the Department of Labor “plan assets” regulation (and not merely owning an equity interest in Enbridge Partners). In such an event, the general partner would also be a fiduciary of such plan and Enbridge Partners would be subject to the regulatory restrictions of ERISA, including its prohibited transaction rules, as well as the prohibited transaction rules of the Code unless a statutory, regulatory or administrative exception or exemption applies.

Section 406 of ERISA and Section 4975 of the Code (which also applies to IRAs that are not considered part of an employee benefit plan; i.e., IRAs established or maintained by individuals rather than an employer or employee organization) prohibit an employee benefit plan from engaging in certain transactions involving “plan assets” with parties who are “parties in interest” under ERISA or “disqualified persons” under the Code with respect to the plan. Section 4975 of the Code imposes excise taxes upon any such parties or persons unless an exemption is available. Under Department of Labor regulations, the assets of an entity in which employee benefit plans acquire equity interests would not be deemed “plan assets” if, among other things, (1) the equity interests acquired by employee benefit plans are publicly offered securities—i.e., the equity interests are widely held by 100 or more investors independent of the issuer and each other, freely transferable and registered pursuant to certain provisions of the U.S. federal securities law, (2) the entity is an “operating company”—i.e., it is primarily engaged in the production or sale of a product or service other than the investment of capital or (3) there is no significant investment by benefit plan investors, which is defined to mean that, immediately after the most recent acquisition of any equity interest in Enbridge Partners, less than 25% of the value of each class of equity interest is held by “benefit plan investors” as defined in Section 3(42) of ERISA. Enbridge Partners’ assets are not expected to be considered “plan assets” under these regulations because it is expected that the investment will satisfy the requirements in (1) above, and may also satisfy the requirements in (2) and (3).

UNDERWRITING

Merrill Lynch, Pierce, Fenner & Smith Incorporated, Wells Fargo Securities, LLC, Citigroup Global Markets Inc., Morgan Stanley & Co. LLC and RBC Capital Markets, LLC are acting as representatives of each of the underwriters named below. Subject to the terms and conditions set forth in an underwriting agreement among us and the underwriters, we have agreed to sell to the underwriters, and each of the underwriters has agreed, severally and not jointly, to purchase from us, the number of Class A Common Units set forth opposite its name below.

Underwriters	Number of Class A Common Units
Merrill Lynch, Pierce, Fenner & Smith Incorporated
Wells Fargo Securities, LLC
Citigroup Global Markets Inc.
Morgan Stanley & Co. LLC
RBC Capital Markets, LLC

Total

Subject to the terms and conditions set forth in the underwriting agreement, the underwriters have agreed, severally and not jointly, to purchase all of the Class A Common Units sold under the underwriting agreement if any of the Class A Common Units are purchased. If an underwriter defaults, the underwriting agreement provides that the purchase commitments of the non-defaulting underwriters may be increased or the underwriting agreement may be terminated.

We have agreed to indemnify the underwriters against certain liabilities, including liabilities under the Securities Act of 1933, as amended, or to contribute to payments the underwriters may be required to make in respect of those liabilities.

The underwriters are offering the Class A Common Units, subject to prior sale, when, as and if issued to and accepted by them, subject to approval of legal matters by their counsel, including the validity of the Class A Common Units, and other conditions contained in the underwriting agreement, such as the receipt by the underwriters of officer’s certificates and legal opinions. The underwriters reserve the right to withdraw, cancel or modify offers to the public and to reject orders in whole or in part.

Commissions and Discounts

The representatives have advised us that the underwriters propose initially to offer the Class A Common Units to the public at the public offering price set forth on the cover page of this prospectus supplement and to dealers at that price less a concession not in excess of $             per Class A Common Unit. After the initial offering, the public offering price, concession or any other term of the offering may be changed.

The following table shows the public offering price, underwriting discount and proceeds before expenses to us. The information assumes either no exercise or full exercise by the underwriters of their over-allotment option.

	Per Unit	Without Option	With Option
Public offering price	$	$	$
Underwriting discount	$	$	$
Proceeds, before expenses, to us	$	$	$

The expenses of the offering, not including the underwriting discount, are estimated at $500,000 and are payable by us.

Over-allotment Option

We have granted an option to the underwriters, exercisable for 30 days after the date of this prospectus supplement, to purchase up to              additional Class A Common Units at the public offering price, less the underwriting discount. The underwriters may exercise this option solely to cover any over-allotments. If the underwriters exercise this option, each will be obligated, subject to conditions contained in the underwriting agreement, to purchase a number of additional Class A Common Units proportionate to that underwriter’s initial amount reflected in the above table.

Lock-Up Agreement

We, together with Enbridge Energy Company, Enbridge Management and Enbridge Energy, Limited Partnership, have agreed that, for a period of 45 days after the date of this prospectus supplement, none of us will, without the prior written consent of the representatives, offer, sell, contract to sell or otherwise dispose of or hedge any Class A Common Units or any securities substantially similar to, convertible into or exercisable or exchangeable for Class A Common Units, or grant any options or warrants to purchase any Class A Common Units or any such securities. The representatives, in their discretion, may release the Class A Common Units and the other securities subject to the lock-up agreement described above in whole or in part at any time with or without notice. When determining whether or not to release the Class A Common Units and the other securities from the lock-up agreement, the representatives may consider, among other factors, the reasons for requesting the release, the number of Class A Common Units and other securities for which the release is being requested and the market conditions at the time.

New York Stock Exchange Listing

Our Class A Common Units are listed on the New York Stock Exchange under the symbol “EEP.”

Price Stabilization, Short Positions

Until the distribution of the Class A Common Units is completed, SEC rules may limit underwriters and selling group members from bidding for and purchasing our Class A Common Units. However, the representatives may engage in transactions that stabilize the price of the Class A Common Units, such as bids or purchases to peg, fix or maintain that price.

In connection with the offering, the underwriters may purchase and sell our Class A Common Units in the open market. These transactions may include short sales, purchases on the open market to cover positions created by short sales and stabilizing transactions. Short sales involve the sale by the underwriters of a greater number of Class A Common Units than they are required to purchase in the offering. “Covered” short sales are sales made in an amount not greater than the underwriters’ over-allotment option described above. The underwriters may close out any covered short position by either exercising their overallotment option or purchasing Class A Common Units in the open market. In determining the source of Class A Common Units to close out the covered short position, the underwriters will consider, among other things, the price of Class A Common Units available for purchase in the open market as compared to the price at which they may purchase Class A Common Units through the over-allotment option. “Naked” short sales are sales in excess of the over-allotment option. The underwriters must close out any naked short position by purchasing Class A Common Units in the open market. A naked short position is more likely to be created if the underwriters are concerned that there may be downward pressure on the price of our Class A Common Units in the open market after pricing that could adversely affect investors who purchase in the offering. Stabilizing transactions consist of various bids for or purchases of Class A Common Units made by the underwriters in the open market prior to the completion of the offering.

Similar to other purchase transactions, the underwriters’ purchases to cover the syndicate short sales may have the effect of raising or maintaining the market price of our Class A Common Units or preventing a decline in the market price of our Class A Common Units. As a result, the price of our Class A Common Units may be higher than the price that might otherwise exist in the open market. The underwriters may conduct these transactions on the New York Stock Exchange, in the over-the-counter market or otherwise.

Neither we nor any of the underwriters make any representation or prediction as to the direction or magnitude of any effect that the transactions described above may have on the price of our Class A Common Units. In addition, neither we nor any of the underwriters make any representation that the underwriters will engage in these transactions or that these transactions, once commenced, will not be discontinued without notice.

Electronic Distribution

In connection with the offering, certain of the underwriters or securities dealers may distribute prospectuses by electronic means, such as e-mail.

Relationships/FINRA Conduct Rule

The underwriters and their respective affiliates are full service financial institutions engaged in various activities, which may include securities trading, commercial and investment banking, financing advisory, investment management, investment research, principal investment, hedging, financing and brokerage activities. In the ordinary course of their business activities, the underwriters and their affiliates may make or hold a broad array of investments and actively trade debt and equity securities (or related derivative securities) and financial instruments (including bank loans) for their own account and for the accounts of their customers. Such investments and securities activities may involve securities or instruments of ours or our affiliates. The underwriters and their affiliates may also make investment recommendations or publish or express independent research views in respect of such securities or financial instruments and may hold, or recommend to clients that they acquire, long or short positions in such securities and instruments.

Because the Financial Industry Regulatory Authority, or FINRA, views our common units as interests in a direct participation program, this offering is being made in compliance with Rule 2310 of the FINRA Rules. Investor suitability with respect to the Class A Common Units should be judged similarly to the suitability with respect to other securities that are listed for trading on a national securities exchange.

Conflicts of Interest

Some of the underwriters and their affiliates have engaged in, and may in the future engage in, investment banking and other commercial dealings in the ordinary course of business with us or our affiliates. They have received, or may in the future receive, customary fees and commissions for these transactions. Affiliates of Merrill Lynch, Pierce, Fenner & Smith Incorporated, Wells Fargo Securities, LLC, Citigroup Global Markets Inc., Morgan Stanley & Co. LLC and RBC Capital Markets, LLC are lenders under one or more of our credit facilities and accordingly may receive a portion of the proceeds from this offering if we use them to repay any amounts outstanding under our credit facilities.

LEGAL MATTERS

Fulbright & Jaworski L.L.P., Houston, Texas, will issue opinions about the validity of the Class A Common Units offered hereby and various legal matters in connection with the offering on our behalf. Baker Botts L.L.P., Houston, Texas, the underwriters’ counsel, will issue opinions about various legal matters in connection with the offering on behalf of the underwriters. Baker Botts L.L.P. provides legal services to us from time to time on matters unrelated to this offering.

EXPERTS

The consolidated financial statements and management’s assessment of the effectiveness of internal control over financial reporting (which is included in Management’s Report on Internal Control over Financial Reporting) incorporated in this prospectus supplement and accompanying prospectus by reference to the Annual Report on Form 10-K of Enbridge Energy Partners, L.P. for the year ended December 31, 2010 have been so incorporated in reliance on the report of PricewaterhouseCoopers LLP, an independent registered public accounting firm, given on the authority of said firm as experts in auditing and accounting.

ENBRIDGE ENERGY PARTNERS, L.P.

Class A Common Units

Debt Securities

We may from time to time offer and sell Class A common units and debt securities. We may offer and sell these securities to or through one or more underwriters, dealers and agents, or directly to purchasers, on a continuous or delayed basis. This prospectus describes the general terms of these securities. The specific terms of any securities and the specific manner in which we will offer them will be included in a supplement to this prospectus relating to that offering.

You should read carefully this prospectus and any prospectus supplement before you invest. You also should read the documents we have referred you to in the “Available Information” section of this prospectus for information on us and for our financial statements. This prospectus may not be used to consummate sales of securities unless accompanied by a prospectus supplement.

The Class A common units are listed on the New York Stock Exchange under the symbol “EEP.”

Investing in our securities involves risks. Limited partnerships are inherently different from corporations. You should carefully consider the risk factors beginning on page 4 of this prospectus and in the applicable prospectus supplement before you make an investment in our securities.

Neither the Securities and Exchange Commission nor any other regulatory body has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The date of this prospectus is January 8, 2009.

You should rely only on the information contained in this prospectus, any prospectus supplement and the documents we have incorporated by reference. We have not authorized anyone else to provide you different information. We are not making an offer of these securities in any state where the offer is not permitted. You should not assume that the information in this prospectus or any prospectus supplement is accurate as of any date other than the date on the front of these documents.

i

ABOUT THIS PROSPECTUS

This prospectus is part of a registration statement that we filed with the Securities and Exchange Commission, or SEC, using a “shelf” registration process. Under this shelf process, we may sell the securities described in this prospectus in one or more offerings. This prospectus provides you with a general description of the securities we may offer. Each time we sell securities, we will provide a prospectus supplement that will contain specific information about the terms of that offering. The prospectus supplement may also add, update or change information contained in this prospectus. You should read both the prospectus and any prospectus supplement together with the additional information described under the heading “Where You Can Find More Information.”

As used in this prospectus, “we,” “us,” “our,” and “Enbridge Partners” means Enbridge Energy Partners, L.P. and, where the context requires, includes our operating subsidiaries. In addition, we refer to Enbridge Energy Management, L.L.C., which manages and controls our business and affairs, as “Enbridge Management,” and we refer to Enbridge Energy Company, Inc., our general partner and an indirect wholly owned subsidiary of Enbridge Inc., as “Enbridge Energy Company.” “Enbridge Inc.” refers to Enbridge Inc. of Canada, which is the indirect owner of our general partner.

AVAILABLE INFORMATION

We file annual, quarterly and other reports and other information with the SEC. You may read and copy any document we file at the SEC’s public reference room at 100 F Street, N.E., Washington, D.C. 20549. Please call the SEC at 1-800-732-0330 for information on the public reference room. You can also find our filings on the SEC’s website at http://www.sec.gov and on our website at http://www.enbridgepartners.com. Information contained on our website is not part of this prospectus, unless specifically so designated and filed with the SEC. In addition, our reports and other information about us can be inspected at the New York Stock Exchange, 20 Broad Street, New York, New York 10005.

We have filed with the SEC a registration statement on Form S-3 relating to the securities covered by this prospectus. This prospectus is a part of the registration statement and does not contain all the information in the registration statement. Whenever a reference is made in this prospectus to a contract or other document of Enbridge Partners, the reference is only a summary and you should refer to the exhibits that are a part of the registration statement for a copy of the contract or other document. You may review a copy of the registration statement at the SEC’s public reference room in Washington, D.C., as well as through the SEC’s website.

INCORPORATION OF CERTAIN INFORMATION BY REFERENCE

The SEC allows us to “incorporate by reference” into this prospectus the information we have filed with the SEC, which means that we can disclose important information to you without actually including the specific information in this prospectus by referring you to those documents. The information incorporated by reference is an important part of this prospectus and information that we file later with the SEC will automatically update and supersede this information. Therefore, before you decide to invest in a particular offering under this shelf registration, you should always check for reports we may have filed with the SEC after the date of this prospectus. We incorporate by reference into this prospectus the documents listed below and any future filings we make with the SEC under Sections 13(a), 13(c), 14, or 15(d) of the Securities Exchange Act of 1934, as amended, until the applicable offering under this prospectus and any prospectus supplement is terminated, in each case other than information furnished to the SEC under Item 2.02 or 7.01 of Form 8-K and which is not deemed filed under the Securities Exchange Act of 1934 and is not incorporated in this prospectus:

•	Our Annual Report on Form 10-K for the fiscal year ended December 31, 2007, filed with the SEC on February 21, 2008;

•	Our Quarterly Report on Form 10-Q for the quarterly period ended March 31, 2008, filed with the SEC on April 29, 2008;

•	Our Quarterly Report on Form 10-Q for the quarterly period ended June 30, 2008, filed with the SEC on July 29, 2008;

•	Our Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2008, filed with the SEC on October 31, 2008;

•

Our Current Reports on Form 8-K filed with the SEC on January 3, 2008, January 28, 2008, February 27, 2008, April 7, 2008, May 15, 2008, July 8, 2008, August 7, 2008, August 7, 2008, August 21, 2008, August 28, 2008, November 18, 2008, November 19, 2008, December 1, 2008, December 18, 2008, and December 22, 2008; and

•

The description of the Class A common units contained in our Registration Statement on Form 8-A, filed with the SEC on November 14, 1991, as amended by Amendment No. 1 to Form 8-A on Form 8, filed with the SEC on December 9, 1991, Amendment No. 2 on Form 8-A/A, filed with the SEC on May 2, 1997, Amendment No. 3 on Form 8-A/A, filed with the SEC on August 8, 2001, and Amendment No. 4 on Form 8-A/A, filed with the SEC on May 7, 2003.

We will provide without charge to each person, including any beneficial owner, to whom this prospectus is delivered, upon written or oral request, a copy of any document incorporated by reference in this prospectus, other than exhibits to any such document not specifically described above. Requests for such documents should be directed to:

Investor Relations

Enbridge Energy Partners, L.P.

1100 Louisiana, Suite 3300

Houston, Texas 77002

866-EEP-INFO or 866-337-4636 or

713-821-2000

eep@enbridge.com

ENBRIDGE ENERGY PARTNERS, L.P.

We are a publicly traded Delaware limited partnership that owns and operates crude oil and liquid petroleum transportation and storage assets and natural gas gathering, treating, processing, transmission and marketing assets in the United States. Our Class A common units are traded on the New York Stock Exchange under the symbol “EEP.” We were formed in 1991 by our general partner, Enbridge Energy Company, to own and operate the Lakehead system, which is the United States portion of a crude oil and liquid petroleum pipeline system extending from western Canada through the upper and lower Great Lakes region of the United States to eastern Canada. A subsidiary of Enbridge Inc. owns the Canadian portion of the system. Enbridge Inc., which is based in Calgary, Alberta, provides energy transportation, distribution and related services in North America and internationally.

Enbridge Management is a Delaware limited liability company that was formed in May 2002 to manage our business and affairs. Under a delegation of control agreement, our general partner delegated substantially all of its power and authority to manage and control our business and affairs to Enbridge Management. Our general partner, through its direct ownership of the voting shares of Enbridge Management, elects all of the directors of Enbridge Management. Enbridge Management is the sole owner of all our i-units, a special class of limited partner interests.

Our Class A common units represent limited partner interests in us. We also have limited partner interests that are represented by Class B common units, i-units and Class C units. All of our Class B common units are owned by our general partner. The Class A common units and Class B common units are collectively referred to in this prospectus as “common units.”

Our executive offices are located at 1100 Louisiana, Suite 3300, Houston, Texas 77002 and our telephone number is (713) 821-2000.

RISK FACTORS

An investment in our securities involves risks. You should carefully consider all of the information contained in or incorporated by reference in this prospectus and other information that may be incorporated by reference in this prospectus or any prospectus supplement as provided under “Incorporation of Certain Information by Reference,” including our Annual Reports on Form 10-K and our Quarterly Reports on Form 10-Q. This prospectus also contains forward-looking statements that involve risks and uncertainties. Please read “Information Regarding Forward-Looking Statements.” Our actual results could differ materially from those anticipated in the forward-looking statements as a result of certain factors, including the risks described elsewhere in this prospectus or any prospectus supplement and in the documents incorporated by reference into this prospectus or any prospectus supplement. If any of these risks occur, our business, financial condition or results of operation could be adversely affected.

INFORMATION REGARDING FORWARD-LOOKING STATEMENTS

This prospectus and the documents incorporated in this prospectus by reference include forward-looking statements. These forward-looking statements are identified as any statement that does not relate strictly to historical or current facts. They use words such as “anticipate,” “believe,” “continue,” “estimate,” “expect,” “forecast,” “intend,” “may,” “plan,” “position,” “projection,” “strategy,” “could,” “should” or “will” or the negative of those terms or other variations of them or by comparable terminology. In particular, statements, expressed or implied, concerning future actions, conditions or events or future operating results or the ability to generate revenue, income or cash flow are forward-looking statements. Forward-looking statements are not guarantees of performance. They involve risks, uncertainties and assumptions. Future actions, conditions or events and future results of operations may differ materially from those expressed in these forward-looking statements. Many of the factors that will determine these results are beyond our ability or the ability of our affiliates to control or predict. Specific factors that could cause actual results to differ from those in the forward-looking statements include:

•

demand for, supply of, changes in forecast data for, and price trends related to crude oil, liquid petroleum, natural gas and natural gas liquids or “NGLs” in the markets served by our systems, all of which may be affected by economic activity, capital expenditures by energy producers, weather, alternative energy sources, international events, conservation and technological advances;

•	throughput levels and rates;

•	changes in, or challenges to, our tariff rates;

•	our ability to successfully identify and consummate strategic acquisitions, make cost saving changes in operations and integrate acquired assets or businesses into our existing operations;

•	service interruptions in our liquids or natural gas systems;

•

disruptions, cutbacks or shutdowns on the supply and/or demand side of our businesses, including crude oil, natural gas and natural gas liquids producers; refineries, petrochemical plants, utilities, or other businesses for which we transport crude oil, natural gas or natural gas liquids;

•	changes in laws or regulations to which we are subject;

•	our inability to borrow or otherwise access funds needed for operations, expansions or capital expenditures as a result of existing debt agreements that contain restrictive financial covenants;

•

delays or cancellations of our planned capital projects due to our inability to access the credit and capital markets on attractive terms to obtain funding for such capital projects as a result of poor economic conditions;

•	loss of key personnel;

•	the effects of competition, in particular, by other pipeline systems;

•	hazards and operating risks that may not be covered fully by insurance;

•	the condition of the credit and capital markets in the United States;

•	the political and economic stability of the oil producing nations of the world; and

•	general economic conditions, including rates of inflation and interest rates.

You should not put undue reliance on any forward-looking statements. When considering forward-looking statements, please review the risk factors described under “Risk Factors” in our Annual Reports on Form 10-K, and any updates to those risk factors included in our Quarterly Reports on Form 10-Q.

USE OF PROCEEDS

We intend to use the net proceeds from the sales of the securities as set forth in the applicable prospectus supplement.

DESCRIPTION OF OUR DEBT SECURITIES

In this Description of Our Debt Securities, references to “us,” “we,” or “our” are to Enbridge Energy Partners, L.P. and not our subsidiaries or affiliates.

We may issue senior debt securities and subordinated debt securities under this prospectus. We will issue our senior debt securities under an indenture dated as of May 27, 2003, among us, as issuer, U.S. Bank National Association, as successor to SunTrust Bank, as trustee, and any subsidiary guarantors that may become parties to the indenture. We will issue our subordinated debt securities under an indenture dated as of September 27, 2007, among us, as issuer, U.S. Bank National Association, as trustee, and any subsidiary guarantors that may become parties to the indenture. References to the “indenture” or “indentures” in this description are to either or both the senior indenture and the subordinated indenture under which we issue a series of debt securities, as the case may be.

The debt securities will be governed by the provisions of the related indenture and those made part of the indenture by reference to the Trust Indenture Act of 1939. We, the trustee and any subsidiary guarantors may enter into supplements to the indentures from time to time.

This description is a summary of the material provisions of the debt securities, the subsidiary guarantees and the indentures. We urge you to read the copy of the senior indenture and the subordinated indenture filed as Exhibit 4.7 and Exhibit 4.16, respectively, to the registration statement of which this prospectus is a part because those indentures, and not this description, govern your rights as a holder of debt securities.

You can find the definitions of other capitalized terms used in this description under “—Certain Definitions” below.

General

The Debt Securities

Any series of debt securities that we issue:

•	will be our general obligations;

•	will be general obligations of the subsidiary guarantors if they are guaranteed by the subsidiary guarantors; and

•	may be subordinated to our Senior Indebtedness and, if guaranteed, to that of the subsidiary guarantors.

The indenture does not limit the total amount of debt securities that we may issue and does not limit the amount of other indebtedness we may incur or other securities we may issue. We may issue debt securities under an indenture from time to time in separate series, up to the aggregate amount authorized for each such series.

We will prepare a prospectus supplement and either an indenture supplement or a resolution of the board of directors of Enbridge Management and accompanying officers’ certificate relating to any series of debt securities that we offer, which will include specific terms relating to some or all of the following:

•	the form and title of the debt securities of that series;

•	the total principal amount of the debt securities of that series;

•	the date or dates on which the debt securities of that series may be issued;

•	the portion of the principal amount that will be payable if the maturity of the debt securities of that series is accelerated;

•	any right we may have to defer payments of interest by extending the dates payments are due and whether interest on those deferred amounts will be payable;

•	the dates on which the principal and premium, if any, of the debt securities of that series will be payable;

•	the interest rate which the debt securities of that series will bear and the interest payment dates for such debt securities;

•	any optional redemption provisions;

•	any sinking fund or other provisions that would obligate us to repurchase or otherwise redeem the debt securities of that series;

•	whether the debt securities of that series are entitled to the benefits of any potential guarantees by any subsidiary guarantors;

•	whether the debt securities of that series may be issued in amounts other than $1,000 each or multiples thereof;

•	any changes to or additional events of default or covenants in relation to that series;

•	the subordination, if any, of the debt securities of that series and any changes to the subordination provisions of the indenture; and

•	any other terms of the debt securities of that series.

This description of debt securities will be deemed modified, amended or supplemented by any description of any series of debt securities set forth in a prospectus supplement related to that series.

The prospectus supplement will also describe any material United States federal income tax consequences or other special considerations regarding the applicable series of debt securities, including those relating to:

•

debt securities with respect to which payments of principal, premium or interest are determined with reference to an index or formula, including changes in prices of particular securities, currencies or commodities;

•	debt securities with respect to which principal, premium or interest is payable in a foreign or composite currency;

•	debt securities that are issued at a discount below their stated principal amount, bearing no interest or interest at a rate that at the time of issuance is below market rates; and

•	variable rate debt securities that are exchangeable for fixed rate debt securities.

At our option, we may make interest payments by check mailed to the registered holders of debt securities or, if so stated in the applicable prospectus supplement, at the option of a holder by wire transfer to an account designated by the holder.

Unless otherwise provided in the applicable prospectus supplement, fully registered securities may be transferred or exchanged at the office of the trustee at which its corporate trust business is principally administered in the United States, subject to the limitations provided in the indenture, without the payment of any service charge, other than any applicable tax or governmental charge.

Any funds we pay to a paying agent for the payment of amounts due on any debt securities that remain unclaimed for two years will be returned to us, and the holders of the debt securities must look only to us for payment after that time.

Potential Guarantee of Debt Securities by Subsidiaries

Our payment obligations under any series of debt securities may become jointly and severally, fully and unconditionally, guaranteed by one or more of our Subsidiaries. At the date of this prospectus, we have seven series of debt securities outstanding under our senior indenture and one series of debt securities outstanding under our subordinated indenture. None of our outstanding senior or subordinated debt securities is guaranteed by any of our Subsidiaries. Our indentures do not, and have yet to be modified to, provide for any of our Subsidiaries to guarantee any subordinated debt securities under any circumstances. Pursuant to related supplemental indentures or officers’ certificates to our outstanding senior debt securities, we have, however, agreed that each of our Subsidiaries will jointly and severally, fully and unconditionally, guarantee each series of our outstanding senior debt securities if it becomes a guarantor or co-obligor on any of our Funded Debt.

If, at the time of issue, none of our Subsidiaries has become a guarantor or co-obligor of our Funded Debt, and no modification has been made to our indentures which resulted in any of our Subsidiaries becoming a subsidiary guarantor thereunder, then we do not contemplate that the debt securities will be guaranteed by any of our Subsidiaries. If so indicated in the applicable prospectus supplement, however, if afterwards our Subsidiaries become guarantors or co-obligors of our Funded Debt, then these Subsidiaries will jointly and severally, fully and unconditionally, guarantee our payment obligations under the then outstanding debt securities on a senior basis (or, in the case of any subordinated debt securities, on a subordinated basis as described below under “—Subordination”). We refer to any such Subsidiaries as “subsidiary guarantors” and sometimes to such guarantees as “subsidiary guarantees.” Each subsidiary guarantor will execute a supplement to the related indenture and a notation of guarantee as further evidence of its guarantee.

The obligations of each subsidiary guarantor under its guarantee of the debt securities will be limited to the maximum amount that will not result in the obligations of the subsidiary guarantor under the guarantee constituting a fraudulent conveyance or fraudulent transfer under federal or state law, after giving effect to:

•	all other contingent and fixed liabilities of the subsidiary guarantor; and

•	any collections from or payments made by or on behalf of any other subsidiary guarantors in respect of the obligations of the subsidiary guarantor under its guarantee.

Addition and Release of Subsidiary Guarantors

The guarantee of any subsidiary guarantor may be released under certain circumstances. If we exercise our legal or covenant defeasance option with respect to debt securities of a particular series as described below under “—Defeasance and Discharge,” then any subsidiary guarantee will be released with respect to that series. Further, if no default has occurred and is continuing under the related indenture, a subsidiary guarantor will be unconditionally released and discharged from its guarantee:

•

automatically upon any sale, exchange or transfer, whether by way of merger or otherwise, to any person that is not our affiliate, of all of our direct or indirect limited partnership or other equity interests in the subsidiary guarantor;

•	automatically upon the merger of the subsidiary guarantor into us or any other subsidiary guarantor or the liquidation and dissolution of the subsidiary guarantor; or

•

following delivery of a written notice by us to the trustee, upon the release of all guarantees and co-obligor obligations by the subsidiary guarantor of any Funded Debt of ours, except for any series of debt securities.

If at any time following any release of a subsidiary guarantor from its guarantee of any series of debt securities pursuant to the third bullet point in the preceding paragraph, the subsidiary guarantor again guarantees or becomes a co-obligor of any of our Funded Debt (other than our obligations under the related indenture), and we are then obligated to cause each of our Subsidiaries to guarantee our debt securities if it becomes a guarantor or co-obligor of any of our Funded Debt, then we will cause the subsidiary guarantor to again guarantee the debt securities in accordance with the indenture.

If a series of debt securities is guaranteed by the subsidiary guarantors and is designated as subordinate to our Senior Indebtedness, then the guarantees by the subsidiary guarantors will be subordinated to the Senior Indebtedness of the subsidiary guarantors to substantially the same extent as the series is subordinated to our Senior Indebtedness. See “—Subordination.”

Covenants

The indentures contain the following two covenants for the benefit of the holders of all series of debt securities:

Merger, Amalgamation, Consolidation and Sale of Assets

We will not merge, amalgamate or consolidate with or into any other Person or sell, convey, transfer, lease or otherwise dispose of all or substantially all of our assets to any Person, whether in a single transaction or series of related transactions, except in accordance with the provisions of our partnership agreement, and unless:

•	we are the surviving Person in the case of a merger, or the surviving or transferee entity if other than us:

•	is a partnership, limited liability company or corporation organized under the laws of the United States, a state thereof or the District of Columbia; and

•	expressly assumes by supplemental indenture satisfactory to the trustee all of our obligations under the indenture and the debt securities;

•	immediately after giving effect to the transaction or series of transactions, no default or event of default has occurred or is continuing;

•

if we are not the surviving entity, then each subsidiary guarantor, unless it is the Person with which we have consummated a transaction under this provision, has confirmed that its guarantee of the debt securities will continue to apply to the obligations under the debt securities and the indenture; and

•

we have delivered to the trustee an officers’ certificate and opinion of counsel, each stating that the merger, amalgamation, consolidation, sale, conveyance, transfer, lease or other disposition, and if a supplemental indenture is required, the supplemental indenture, comply with the conditions set forth above and any other applicable provisions of the indenture.

Thereafter, if we are not the surviving Person, the surviving or transferee Person will be substituted for us under the indenture. If we sell or otherwise dispose of (except by lease) all or substantially all of our assets and the above stated requirements are satisfied, we will be released from all our liabilities and obligations under the indenture and the debt securities. If we lease all or substantially all of our assets, we will not be so released from our obligations under the indenture and the debt securities.

Reports

So long as any debt securities are outstanding, we will:

•

for as long as we are required to file information with the SEC pursuant to the Securities Exchange Act of 1934, as amended (the “Exchange Act”), file with the trustee, within 15 days after we are required to file with the SEC, copies of the annual reports and of the information, documents and other reports which we are required to file with the SEC pursuant to the Exchange Act; and

•

if we are not required to file information with the SEC pursuant to the Exchange Act, file with the trustee, within 15 days after we would have been required to file with the SEC, financial statements (and with respect to annual reports, an auditors’ report by a firm of established national reputation) and a “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” both comparable to what we would have been required to file with the SEC had we been subject to the reporting requirements of the Exchange Act.

Other Covenants

The indenture for the senior debt securities contains the two additional covenants described below under “—Provisions Applicable Solely to Senior Debt Securities.” The indenture for the subordinated debt securities contains the additional provisions for subordination described below under “—Provisions Applicable to Subordinated Debt Securities.”

A series of debt securities may contain additional financial and other covenants applicable to us and our Subsidiaries. The applicable prospectus supplement will contain a description of any such covenants that are added to the related indenture specifically for the benefit of holders of a particular series.

Events of Default, Remedies and Notice

Events of Default

Unless we inform you otherwise in the applicable prospectus supplement, each of the following events will be an “event of default” under the indenture with respect to a series of debt securities:

•

default in any payment of interest on any debt securities of that series when due that continues for 30 days, whether or not the payment is prohibited by any subordination provisions applicable to that series;

•

default in the payment of principal of or premium, if any, on any debt securities of that series when due at its stated maturity, upon redemption, upon required repurchase or otherwise, whether or not the payment is prohibited by any subordination provisions applicable to that series;

•	default in the payment of any sinking fund payment on any debt securities of that series when due;

•

failure by us or, if that series of debt securities is guaranteed by a subsidiary guarantor, by such subsidiary guarantor, to comply for 60 days after notice with the other covenants or agreements contained in the indenture, any supplement to the indenture or any board resolution authorizing the issuance of that series;

•	certain events of bankruptcy, insolvency or reorganization of us or, if that series of debt securities is guaranteed by a subsidiary guarantor, of such subsidiary guarantor; or

•	if that series of debt securities is guaranteed by a subsidiary guarantor:

•	the guarantee by such subsidiary guarantor ceases to be in full force and effect, except as otherwise provided in the indenture;

•	the guarantee by such subsidiary guarantor is declared null and void in a judicial proceeding; or

•	such subsidiary guarantor denies or disaffirms its obligations under the indenture or its guarantee.

Exercise of Remedies

An event of default for a particular series of debt securities will not necessarily constitute an event of default for any other series of debt securities that may be outstanding under the indenture. If an event of default occurs with respect to a series of debt securities, other than an event of default described in the fifth bullet point above, and is continuing, the trustee or the holders of at least 25% in principal amount of the outstanding debt securities of that series may declare the entire principal of, premium, if any, and accrued and unpaid interest, if any, on all the debt securities of that series to be due and payable immediately. If an event of default described in the fifth bullet point above occurs and is continuing, the principal of, premium, if any, and accrued and unpaid interest on all outstanding debt securities of all series will become immediately due and payable without any declaration of acceleration or other act on the part of the trustee or any holders.

A default under the fourth bullet point above will not constitute an event of default with respect to a series of debt securities until the trustee or the holders of 25% in principal amount of the outstanding debt securities of that series notify us and, if that series of debt securities is guaranteed by a subsidiary guarantor, such subsidiary guarantor, of the default and such default is not cured within 60 days after receipt of notice.

The holders of a majority in principal amount of the outstanding debt securities of a series may rescind any declaration of acceleration by the trustee or the holders with respect to the debt securities of that series, but only if:

•	rescinding the declaration of acceleration would not conflict with any judgment or decree of a court of competent jurisdiction; and

•

all existing events of default with respect to that series have been cured or waived, other than the nonpayment of principal, premium or interest on the debt securities of that series that have become due solely by the declaration of acceleration.

The trustee will be under no obligation, except as otherwise provided in the indenture, to exercise any of the rights or powers under the indenture at the request or direction of any of the holders unless such holders have offered to the trustee reasonable indemnity or security against any costs, liability or expense that may be incurred in exercising such rights or powers. No holder of debt securities of any series may pursue any remedy with respect to the indenture or the debt securities of that series, unless:

•	such holder has previously given the trustee notice that an event of default with respect to that series is continuing;

•	holders of at least 25% in principal amount of the outstanding debt securities of that series have requested that the trustee pursue the remedy;

•	such holders have offered the trustee reasonable indemnity or security against any cost, liability or expense to be incurred in pursuit of the remedy;

•	the trustee has not complied with such request within 60 days after the receipt of the request and the offer of indemnity or security; and

•	the holders of a majority in principal amount of the outstanding debt securities of that series have not given the trustee a direction that is inconsistent with such request within such 60-day period.

This provision does not, however, affect the right of a holder to sue for enforcement of any overdue payment respecting its own debt securities.

The holders of a majority in principal amount of the outstanding debt securities of each series have the right, subject to certain restrictions, to direct the time, method and place of conducting any proceeding for any remedy available to the trustee or of exercising any right or power conferred on the trustee with respect to that series of debt securities. The trustee, however, may refuse to follow any direction that:

•	conflicts with law;

•	is inconsistent with any provision of the indenture;

•	the trustee determines is unduly prejudicial to the rights of any other holder; or

•	would involve the trustee in personal liability.

Notice of Default

Within 30 days after the occurrence of any default or event of default, we are required to give written notice to the trustee and indicate the status of the default or event of default and what action we are taking or propose to take to cure it. In addition, we are required to deliver to the trustee, within 120 days after the end of each fiscal year, a compliance certificate indicating that we and any subsidiary guarantor have complied with all covenants contained in the indenture or whether any default or event of default has occurred during the previous year.

If a default occurs with respect to the senior debt securities of a particular series and is continuing and is known to the trustee, the trustee must mail to each holder of senior debt securities of that series a notice of the default within 90 days after the default occurs. If a default occurs with respect to the subordinated debt securities of a particular series and is continuing and is known to the trustee, the trustee must mail to each holder of subordinated debt securities of that series a notice of the default within 90 days after the default occurs, or if later, then within 30 days after the trustee obtains actual knowledge of the default. Except in the case of a default in the payment of principal, premium, if any, or interest with respect to the debt securities of any series, the trustee may withhold such notice, but only if and so long as the board of directors, the executive committee or a committee of directors or responsible officers of the trustee in good faith determines that withholding such notice is in the interests of the holders of debt securities of that series.

Amendments and Waivers

We may amend the indenture without the consent of any holder of debt securities of any series to:

•	cure any ambiguity, defect or inconsistency;

•	make any change in respect of any other series of debt securities issued under the indenture that is not applicable to such series;

•	provide for the assumption by a successor of our obligations under the indenture;

•	provide for the addition of any Subsidiary of ours as a subsidiary guarantor, or to reflect the release of any subsidiary guarantor, in either case as provided in the indenture;

•	in the case of any subordinated debt securities, limit or terminate the benefits available to any holder of Senior Indebtedness under the subordination provisions of the indenture;

•	secure any debt securities or subsidiary guarantee;

•	add covenants for the protection of the holders or surrender any right or power conferred upon us or any subsidiary guarantor;

•	make any change that does not adversely affect the rights of any holder;

•	add or appoint a successor or separate trustee;

•	comply with any requirement of the SEC in connection with the qualification of the indenture under the Trust Indenture Act of 1939; or

•	establish the form or terms of debt securities of any series to be issued under the indenture.

In addition, we may amend the indenture if the holders of a majority in principal amount of all affected debt securities of each series then outstanding under the indenture consent to it. We may not, however, without the consent of each holder of any affected debt securities amend the indenture to:

•	reduce the percentage in principal amount of debt securities of any series whose holders must consent to an amendment;

•	reduce the rate of or extend the time for payment of interest on any debt securities;

•	reduce the principal of or extend the stated maturity of any debt securities;

•	reduce the premium payable upon the redemption of any debt securities or change the time at which any debt securities may or shall be redeemed;

•	make any debt securities payable in currency other than U.S. dollars;

•	impair the right of any holder to receive payment of premium, if any, principal or interest with respect to such holder’s debt securities on or after the applicable due date;

•	impair the right of any holder to institute suit for the enforcement of any payment with respect to such holder’s debt securities;

•	in the case of any subordinated debt securities, make any change to the subordination provisions of the indenture that adversely affects the rights of any holder under such provisions;

•	release any security that has been granted in respect of the debt securities, other than in accordance with the indenture;

•	make any change in the amendment provisions which require each holder’s consent;

•	make any change in the waiver provisions; or

•	release a subsidiary guarantor other than in accordance with the indenture or modify such subsidiary guarantor’s guarantee in any manner adverse to the holders.

No amendment may be made to the indenture for the subordinated debt securities that adversely affects the rights of the holders of Senior Indebtedness under the subordination provisions of that indenture without their consent.

The consent of the holders is not necessary under the indenture to approve the particular form of any proposed amendment. It is sufficient if such consent approves the substance of the proposed amendment. After an amendment under the indenture becomes effective, we are required to mail to all holders of debt securities of an affected series a notice briefly describing the amendment. The failure to give, or any defect in, such notice, however, will not impair or affect the validity of the amendment.

The holders of a majority in principal amount of the outstanding debt securities of each affected series may waive our compliance with certain covenants on behalf of all holders of debt securities of such series, including, in the case of senior debt securities, those described under “—Provisions Applicable Solely to Senior Debt Securities—Limitations on Liens” and “—Provisions Applicable Solely to Senior Debt Securities—Restriction on Sale-Leasebacks.” The holders of a majority in principal amount of the outstanding debt securities of each affected series may, on behalf of all holders of debt securities of that series, waive any past default or event of default with respect to that series, except one in respect of:

•	the payment of principal of, premium, if any, or interest on any debt securities of that series; or

•	a provision of the indenture that cannot be amended without the consent of the holder of each outstanding debt security affected.

Defeasance and Discharge

At any time, we may terminate all our obligations under the indenture as they relate to a particular series of debt securities, which we call a “legal defeasance.” If we decide to make a legal defeasance, however, we may not terminate some of our obligations under the indenture, including our obligations:

•	relating to the defeasance trust, including the rights of holders to receive payments from the trust;

•	to register the transfer or exchange of the debt securities of that series;

•	to replace mutilated, destroyed, lost or stolen debt securities of that series; or

•	to maintain a registrar and paying agent in respect of the debt securities of that series.

At any time we may also effect a “covenant defeasance,” which means we have elected to terminate our obligations under or the operation of:

•	some of the covenants applicable to a series of debt securities, including any covenant that is added specifically for such series and is described in a prospectus supplement;

•	the bankruptcy provisions with respect to a subsidiary guarantor; and

•

the guarantee provision described under “—Events of Default, Remedies and Notice—Events of Default” above with respect to the series of debt securities, if applicable, and any event of default that is added specifically for such series and described in a prospectus supplement.

We may exercise our legal defeasance option notwithstanding our prior exercise of our covenant defeasance option. If we exercise our legal defeasance option, payment of the defeased series of debt securities may not be accelerated because of an event of default with respect to that series. If we exercise our covenant defeasance option, payment of the defeased series of debt securities may not be accelerated because of an event of default specified in the fifth (with respect only to a subsidiary guarantor (if any)) or sixth bullet point under “—Events of Default” above or an event of default that is added specifically for such series and described in a prospectus supplement. If we exercise either our legal defeasance option or our covenant defeasance option, any subsidiary guarantee will terminate with respect to the defeased series of debt securities and any security that may have been granted with respect to that series will be released.

In order to exercise either defeasance option, we must:

•

irrevocably deposit in trust with the trustee money or U.S. government obligations for the payment of principal, premium, if any, and interest on that series of debt securities to redemption or stated maturity, as the case may be;

•	comply with several other conditions, including that no default with respect to that series has occurred and is continuing after the deposit in trust; and

•

deliver to the trustee an opinion of counsel to the effect that holders of that series of debt securities will not recognize income, gain or loss for federal income tax purposes as a result of such defeasance and will be subject to federal income tax on the same amounts and in the same manner and at the same times as would have been the case if such deposit and defeasance had not occurred. In the case of legal defeasance only, such opinion of counsel must be based on a ruling of the Internal Revenue Service or other change in applicable federal income tax law.

In the event of any legal defeasance, holders of the debt securities of the defeased series would be entitled to look only to the trust fund for payment of principal of and any premium and interest on their debt securities through maturity.

Although the amount of money and U.S. government obligations on deposit with the trustee would be intended to be sufficient to pay amounts due on the debt securities of a defeased series at the time of their stated maturity, if we exercise our covenant defeasance option for the debt securities of any series and the debt securities are declared due and payable because of the occurrence of an event of default, such amount may not be sufficient to pay amounts due on the debt securities of that series at the time of the acceleration resulting from such event of default. We would remain liable for such payments, however.

In addition, we may discharge all our obligations under the indenture with respect to debt securities of a particular series, other than our obligation to register the transfer of and exchange such debt securities, provided that we either:

•	deliver all outstanding debt securities of such series to the trustee for cancellation; or

•

all such debt securities not so delivered for cancellation have either become due and payable or will become due and payable at their stated maturity within one year or are called for redemption within one year, and in the case of this bullet point, we have deposited with the trustee in trust an amount of cash sufficient to pay the entire indebtedness of such debt securities, including interest to the stated maturity or applicable redemption date.

No Personal Liability of General Partner or Enbridge Management

None of Enbridge Energy Company, Enbridge Management, or their respective directors, officers, employees, incorporators, members and stockholders, as such, will be liable for:

•	any of our obligations or the obligations of any subsidiary guarantor under the debt securities, the indenture or any subsidiary guarantee; or

•	any claim based on, in respect of, or by reason of, such obligations or their creation.

The preceding paragraph does not change any obligation of our general partner to restore any negative balance in its capital account (maintained by us pursuant to our partnership agreement) upon liquidation of its interest in us.

By accepting a debt security, each holder will be deemed to have waived and released all liability described in the first paragraph of this subsection. This waiver and release are part of the consideration for our issuance of the debt securities. This waiver may not be effective, however, to waive liabilities under the federal securities laws, and it is the view of the SEC that such a waiver is against public policy.

Provisions Applicable Solely to Senior Debt Securities

The senior debt securities will rank equally in right of payment with all of our unsubordinated Debt and senior in right of payment of any of our subordinated Debt (including the subordinated debt securities).

The indenture for the senior debt securities contains the two covenants described in this subsection of the prospectus.

Limitations on Liens

We will not, nor will we permit any Subsidiary to, create, assume, incur or suffer to exist any Lien upon any Principal Property or upon any capital stock of any Restricted Subsidiary, whether owned or leased on the date of the indenture or thereafter acquired, to secure any Debt of ours or any other Person (other than the senior debt securities issued under the indenture), without in any such case making effective provision whereby all of the outstanding senior debt securities are secured equally and ratably with, or prior to, such Debt so long as such Debt is so secured. There is excluded from this restriction:

•

any Lien on any property or assets owned by us or any Restricted Subsidiary in existence on the date of the indenture, May 27, 2003, or created pursuant to an “after-acquired property” clause or similar term in existence on such date in any mortgage, pledge agreement, security agreement or other similar instrument applicable to us or any Restricted Subsidiary in existence on such date;

•

any Lien on any property or assets created at the time of acquisition of such property or assets by us or any Restricted Subsidiary or within one year after such time to secure all or a portion of the purchase price for such property or assets or Debt incurred to finance such purchase price, whether such Debt was incurred prior to, at the time of or within one year of such acquisition;

•

any Lien on any property or assets existing thereon at the time of the acquisition thereof by us or any Restricted Subsidiary (whether or not the obligations secured thereby are assumed by us or any Restricted Subsidiary), provided that such Lien only encumbers the property or assets so acquired;

•

any Lien on any property or assets of a Person existing thereon at the time such Person becomes a Restricted Subsidiary by acquisition, merger or otherwise, provided that such Lien is not incurred in anticipation of such Person becoming a Restricted Subsidiary;

•

any Lien on any property or assets to secure all or part of the cost of construction, development, repair or improvements thereon or to secure Debt incurred prior to, at the time of, or within one year after completion of such construction, development, repair or improvements or the commencement of full operations thereof (whichever is later), to provide funds for any such purpose;

•	any Lien in favor of us or any Restricted Subsidiary;

•

any Lien created or assumed by us or any Restricted Subsidiary in connection with the issuance of Debt the interest on which is excludable from gross income of the holder of such Debt pursuant to the Internal Revenue Code of 1986, as amended, or any successor statute, for the purpose of financing, in whole or in part, the acquisition or construction of property or assets to be used by us or any Subsidiary;

•	Permitted Liens;

•

any Lien securing Hedging Obligations of us or a Restricted Subsidiary up to an aggregate net amount at any time outstanding equal to the sum of $25.0 million plus 1% of Consolidated Net Tangible Assets;

•

any Lien on any additions, improvements, replacements, repairs, fixtures, appurtenances or component parts thereof attaching to or required to be attached to property or assets pursuant to the terms of any mortgage, pledge agreement, security agreement or other similar instrument, creating a Lien upon such property or assets permitted by the first nine bullet points, inclusive, above; or

•

any extension, renewal, refinancing, refunding or replacement (or successive extensions, renewals, refinancings, refundings or replacements) of any Lien, in whole or in part, that is referred to in the first ten bullet points, inclusive, above, or of any Debt secured thereby; provided, however, that the principal amount of Debt secured thereby shall not exceed the greater of (A) the principal amount of Debt so secured at the time of such extension, renewal, refinancing, refunding or replacement (plus the aggregate amount of premiums, other payments, costs and expenses required to be paid or incurred in connection with such extension, renewal, refinancing, refunding or replacement) and (B) the maximum committed principal amount of Debt so secured at such time; provided further, however, that such extension, renewal, refinancing, refunding or replacement shall be limited to all or a part of the property or assets (including improvements, alterations and repairs on such property or assets) subject to the Lien so extended, renewed, refinanced, refunded or replaced (plus improvements, alterations and repairs on such property or assets).

Notwithstanding the preceding, under the indenture, we may, and may permit any Restricted Subsidiary to, create, assume, incur or suffer to exist any Lien upon any Principal Property or capital stock of a Restricted Subsidiary to secure our Debt or the Debt of any other Person (other than the senior debt securities) that is not excepted by bullet points one through eleven, inclusive, above without securing the senior debt securities, provided that the aggregate principal amount of all Debt then outstanding secured by such Lien and all other Liens not excepted by bullet points one through eleven, inclusive, above (but subject to the inclusion specified in the proviso following the two bullet points below), together with all net sale proceeds from Sale-Leaseback Transactions (excluding Sale-Leaseback Transactions permitted by bullet points one through four, inclusive, of the first paragraph of the restriction on sale-leasebacks covenant described below), does not exceed at any one time the greater of:

•	the amount of Debt then outstanding under the First Mortgage Notes plus 2% of Consolidated Net Tangible Assets; and

•	10% of Consolidated Net Tangible Assets;

provided that, for purposes of both of the determinations above, the amount of any Debt then outstanding that is secured by one or more Liens under the mortgage securing the First Mortgage Notes shall be considered as Debt incurred pursuant to a Lien that is not excepted by bullet points one through eleven, inclusive, of the previous paragraph.

Restriction on Sale-Leasebacks

We will not, and will not permit any Restricted Subsidiary to, engage in a Sale-Leaseback Transaction, unless:

•

such Sale-Leaseback Transaction occurs within one year from the date of acquisition of the Principal Property subject thereto or the date of the completion of construction or commencement of full operations on such Principal Property, whichever is later;

•	the Sale-Leaseback Transaction involves a lease for a period, including renewals, of not more than three years;

•

we or such Restricted Subsidiary would be entitled under the limitations on liens covenant described above to incur Debt secured by a Lien on the Principal Property subject to the Sale-Leaseback Transaction in a principal amount equal to or exceeding the net sale proceeds from such Sale-Leaseback Transaction without equally and ratably securing the senior debt securities; or

•

we or such Restricted Subsidiary, within a one-year period after such Sale-Leaseback Transaction, applies or causes to be applied an amount not less than the net sale proceeds from such Sale-Leaseback Transaction to (A) the prepayment, repayment, redemption or retirement of any unsubordinated Funded Debt of ours or any Funded Debt of a Subsidiary of ours, or (B) investment in another Principal Property.

Notwithstanding the preceding, we may, and may permit any Restricted Subsidiary to, effect any Sale-Leaseback Transaction that is not excepted by bullet points one through four, inclusive, of the above paragraph, provided that the net sale proceeds from such Sale-Leaseback Transaction, together with the aggregate principal amount of then outstanding Debt (other than the senior debt securities) secured by Liens upon Principal Properties not excepted by bullet points one through eleven, inclusive, of the first paragraph of the limitations on liens covenant described above (but subject to the inclusion specified on the proviso following the two bullet points below), do not exceed at any one time the greater of:

•	the amount of Debt then outstanding under the First Mortgage Notes plus 2% of Consolidated Net Tangible Assets; and

•	10% of Consolidated Net Tangible Assets;

provided that, for purposes of both of the determinations above, the amount of any Debt then outstanding that is secured by one or more Liens under the mortgage securing the First Mortgage Notes shall be considered as Debt incurred pursuant to a Lien that is not excepted by bullet points one through eleven, inclusive, of the first paragraph of the limitation on liens covenant described above.

Certain Definitions

As used in this description:

“Consolidated Net Tangible Assets” means, at any date of determination, the total amount of assets after deducting therefrom

•

all current liabilities (excluding (A) any current liabilities that by their terms are extendible or renewable at the option of the obligor thereon to a time more than 12 months after the time as of which the amount thereof is being computed, and (B) current maturities of long-term debt), and

•	the value (net of any applicable reserves) of all goodwill, trade names, trademarks, patents and other like intangible assets,

all as set forth on the consolidated balance sheet of us and our consolidated subsidiaries for our most recently completed fiscal quarter, prepared in accordance with generally accepted accounting principles in the United States, as in effect from time to time.

“Debt” means any obligation created or assumed by any Person for the repayment of money borrowed, any purchase money obligation created or assumed by such Person and any guarantee of the foregoing.

“Exchange Act” means the Securities Exchange Act of 1934, as amended, and any successor statute.

“First Mortgage Notes” means the 9.15% First Mortgage Notes due 2011 of Enbridge Energy, Limited Partnership, a Delaware limited partnership.

“Funded Debt” means all Debt maturing one year or more from the date of the creation thereof, all Debt directly or indirectly renewable or extendible, at the option of the debtor, by its terms or by the terms of any instrument or agreement relating thereto, to a date one year or more from the date of the creation thereof, and all Debt under a revolving credit or similar agreement obligating the lender or lenders to extend credit over a period of one year or more.

“Hedging Obligations” means, with respect to any Person, the net obligations (not the notional amount) of such Person under interest rate and commodity price swap agreements, interest rate and commodity price cap agreements, interest rate and commodity price collar agreements and foreign currency and commodity price exchange agreements, options or futures contracts or other similar agreements or arrangements or hydrocarbon hedge contracts or hydrocarbon forward sale contracts, in each case designed to protect such Person against fluctuations in interest rates, foreign exchange rates or commodity prices.

“Lien” means, as to any Person, any mortgage, lien, pledge, security interest or other encumbrance in or on, or adverse interest or title of any vendor, lessor, lender or other secured party to or of the Person under conditional sale or other title retention agreement or capital lease with respect to, any property or asset of the Person.

“Permitted Liens” means

•	Liens upon rights-of-way for pipeline purposes;

•

any statutory or governmental Lien, mechanics’, materialmen’s, carriers’ or similar Lien incurred in the ordinary course of business which is not yet due or which is being contested in good faith by appropriate proceedings and any undetermined Lien which is incidental to construction;

•

the right reserved to, or vested in, any municipality or public authority by the terms of any right, power, franchise, grant, license, permit or by any provision of law, to purchase or recapture or to designate a purchaser of, any property or assets;

•

Liens of taxes and assessments which are (A) for the then current year, (B) not at the time delinquent, or (C) delinquent but the validity of which is being contested at the time by us or any Restricted Subsidiary in good faith;

•	Liens arising under, or to secure performance of, leases, other than capital leases;

•	any Lien upon, or deposits of, any assets in favor of any surety company or clerk of court for the purpose of obtaining indemnity or stay of judicial proceedings;

•	any Lien upon property or assets acquired or sold by us or any Restricted Subsidiary resulting from the exercise of any rights arising out of defaults on receivables;

•

any Lien incurred in the ordinary course of business in connection with workmen’s compensation, unemployment insurance, temporary disability, social security, retiree health or similar laws or regulations or to secure obligations imposed by statute or governmental regulations;

•

any Lien upon any property or assets in accordance with customary banking practice to secure any Debt incurred by us or any Restricted Subsidiary in connection with the exporting of goods to, or between, or the marketing of goods in, or the importing of goods from, foreign countries;

•

any Lien in favor of the United States of America or any state thereof, or any other country, or any political subdivision of any of the foregoing, to secure partial, progress, advance or other payments pursuant to any contract or statute, or any Lien securing industrial development, pollution control or similar revenue bonds; or

•

any easements, exceptions or reservations in any property or assets of us or any Restricted Subsidiary granted or reserved for the purpose of pipelines, roads, the removal of oil, gas, coal or other minerals, and other like purposes, or for the joint or common use of real property, facilities and equipment, which are incidental to, and do not materially interfere with, the ordinary conduct of our or its business or our business and the business of our Subsidiaries, taken as a whole.

“Person” means any individual, corporation, partnership, joint venture, limited liability company, association, joint-stock company, trust, other entity, unincorporated organization or government, or any agency or political subdivision thereof.

“Principal Property” means

•

any pipeline or terminal property or asset owned or leased by us or any Subsidiary, including any related property or asset employed in the transportation (including vehicles that generate transportation revenues), distribution, terminalling, gathering, treating, processing, marketing or storage of crude oil or refined petroleum products, natural gas, natural gas liquids, fuel additives or petrochemicals, which property or assets are located in the United States or Canada and

•	any processing or manufacturing plant or terminal owned or leased by us or any Subsidiary that is located within the United States or Canada, except, in the case of either preceding bullet point,

•

any property or asset consisting of inventories, furniture, office fixtures and equipment (including data processing equipment), vehicles and equipment used on, or useful with, vehicles (but excluding vehicles that generate transportation revenues as provided above), and

•

any such property or asset, plant or terminal which, in the opinion of the board of directors of Enbridge Management, is not material in relation to the activities of us and our Subsidiaries, taken as a whole.

“Restricted Subsidiary” means any of our Subsidiaries owning or leasing, directly or indirectly through ownership in another Subsidiary, any Principal Property.

“Sale-Leaseback Transaction” means the sale or transfer by us or any Restricted Subsidiary of any Principal Property to a Person (other than us or a Restricted Subsidiary) and the taking back by us or any Restricted Subsidiary, as the case may be, of a lease of such Principal Property.

“Securities Act” means the Securities Act of 1933, as amended, and any successor statute.

“Subsidiary” means, with respect to any Person,

•

any other Person of which more than 50% of the total voting power of capital interests (without regard to any contingency to vote in the election of directors, managers, trustees, or equivalent persons), at the time of such determination, is owned or controlled, directly or indirectly, by such Person or one or more of the Subsidiaries of such Person;

•

in the case of a partnership, any Person of which more than 50% of the partners’ capital interests (considering all partners’ capital interests as a single class), at the time of such determination, is owned or controlled, directly or indirectly, by such Person or one or more of the Subsidiaries of such Person; or

•

any other Person in which such Person or one or more of the Subsidiaries of such Person have the power to control, by contract or otherwise, the board of directors, managers, trustees or equivalent governing body of, or otherwise control, such other Person.

Provisions Applicable Solely to the Subordinated Debt Securities

Subordination

Debt securities of a series (and any subsidiary guarantees of that series) may be subordinated to “Senior Indebtedness,” which we define generally to include any Debt created or assumed by us (or, if the series is guaranteed, by the subsidiary guarantors), whether outstanding or hereafter issued, unless, by the terms of the instrument creating or evidencing such Debt, it is provided that such Debt is not superior in right of payment to the debt securities (or, if the series is guaranteed, to the subsidiary guarantees), or to other Debt that is pari passu with or subordinated to the debt securities (or, if the series is guaranteed, to the subsidiary guarantees). Subordinated debt securities of any series (and, if the series is guaranteed, the subsidiary guarantees) will be subordinate in right of payment, to the extent and in the manner set forth in the indenture and the prospectus supplement relating to such series, to the prior payment of all of our Debt or other indebtedness and that of any subsidiary guarantor that is designated as “Senior Indebtedness” with respect to the series.

The holders of Senior Indebtedness of ours or, if applicable, a subsidiary guarantor, will receive payment in full of the Senior Indebtedness before holders of subordinated debt securities will receive any payment of principal, premium or interest with respect to the subordinated debt securities, or any payment in respect of any subsidiary guarantee, in the case of any payment or distribution of our assets or, if applicable to any series of outstanding debt securities, the subsidiary guarantors’ assets, to creditors:

•	upon a liquidation or dissolution of us or, if applicable to any series of outstanding debt securities, the subsidiary guarantors; or

•	in a bankruptcy, reorganization, insolvency, receivership or similar proceeding relating to us or, if applicable to any series of outstanding debt securities, to the subsidiary guarantors.

Until the Senior Indebtedness is paid in full, any distribution to which holders of subordinated debt securities would otherwise be entitled will be made to the holders of Senior Indebtedness, except that the holders of subordinated debt securities may receive units representing limited partner interests and any debt securities that are subordinated to Senior Indebtedness to at least the same extent as the subordinated debt securities or any subsidiary guarantee.

If we do not pay any principal, premium or interest with respect to Senior Indebtedness within any applicable grace period (including at maturity), or any other default on Senior Indebtedness occurs and the maturity of the Senior Indebtedness is accelerated in accordance with its terms, we may not:

•	make any payments of principal, premium, if any, or interest with respect to subordinated debt securities or any subsidiary guarantee;

•	make any deposit for the purpose of defeasance of the subordinated debt securities; or

•

repurchase, redeem or otherwise retire any subordinated debt securities, except that in the case of subordinated debt securities that provide for a mandatory sinking fund, we may deliver subordinated debt securities to the trustee in satisfaction of our sinking fund obligation, unless, in any case,

•	the default has been cured or waived and any declaration of acceleration has been rescinded;

•	the Senior Indebtedness has been paid in full in cash; or

•	we and the trustee receive written notice approving the payment from the representatives of each issue of “Designated Senior Indebtedness.”

Generally, “Designated Senior Indebtedness” will include:

•	any specified issue of Senior Indebtedness of at least $100 million; and

•	any other Senior Indebtedness that we may designate in respect of any series of subordinated debt securities.

During the continuance of any default, other than a default described in the immediately preceding paragraph, that may cause the maturity of any Designated Senior Indebtedness to be accelerated immediately without further notice, other than any notice required to effect such acceleration, or the expiration of any applicable grace periods, we may not pay the subordinated debt securities, and no subsidiary guarantor may pay any subsidiary guarantee, for a period called the “Payment Blockage Period.” A Payment Blockage Period will commence on the receipt by us and the trustee of written notice of the default, called a “Blockage Notice,” from the representative of any Designated Senior Indebtedness specifying an election to effect a Payment Blockage Period and will end 179 days thereafter.

The Payment Blockage Period may be terminated before its expiration:

•	by written notice from the Person or Persons who gave the Blockage Notice;

•	by repayment in full in cash of the Designated Senior Indebtedness with respect to which the Blockage Notice was given; or

•	if the default giving rise to the Payment Blockage Period is no longer continuing.

Unless the holders of the Designated Senior Indebtedness have accelerated the maturity of the Designated Senior Indebtedness, payments may resume on the subordinated debt securities and any subsidiary guarantee after the expiration of the Payment Blockage Period.

Generally, not more than one Blockage Notice may be given in any period of 360 consecutive days. The total number of days during which any one or more Payment Blockage Periods are in effect, however, may not exceed an aggregate of 179 days during any period of 360 consecutive days.

After all Senior Indebtedness is paid in full and until the subordinated debt securities are paid in full, holders of the subordinated debt securities will be subrogated to the rights of holders of Senior Indebtedness to receive distributions applicable to Senior Indebtedness.

If we exercise either our legal defeasance option or our covenant defeasance option with respect to any series of subordinated debt securities, then the subordination provisions described above will not apply to any money or U.S. government obligations deposited in trust with the trustee.

As a result of the subordination provisions described above, in the event of insolvency, the holders of Senior Indebtedness, as well as certain of our general creditors, may recover more, ratably, than the holders of the subordinated debt securities.

Book Entry, Delivery and Form

We may issue debt securities of a series in the form of one or more global certificates deposited with a depositary. We expect that The Depository Trust Company, New York, New York, or “DTC,” will act as depositary. If we issue debt securities of a series in book-entry form, we will issue one or more global certificates that will be registered in the name of DTC’s nominee and deposited with or on behalf of DTC, and we will not issue physical certificates to any holder. A global security may not be transferred unless it is exchanged in whole or in part for a certificated security, except that DTC, its nominees and their successors may transfer a global security as a whole to one another.

DTC will keep a computerized record of its participants, such as a broker, whose clients have purchased the debt securities. The participants will then keep records of their clients who purchased the debt securities.

Beneficial interests in global securities will be shown on, and transfers of beneficial interests in global securities will be made only through, records maintained by DTC and its participants.

DTC advises us that it is:

•	a limited-purpose trust company organized under the New York Banking Law;

•	a “banking organization” within the meaning of the New York Banking Law;

•	a member of the United States Federal Reserve System;

•	a “clearing corporation” within the meaning of the New York Uniform Commercial Code; and

•	a “clearing agency” registered under the provisions of Section 17A of the Exchange Act.

DTC is owned by a number of its participants and by the New York Stock Exchange, Inc., The American Stock Exchange, Inc. and the National Association of Securities Dealers, Inc. The rules that apply to DTC and its participants are on file with the SEC.

DTC holds securities that its participants deposit with DTC. DTC also records the settlement among participants of securities transactions, such as transfers and pledges, in deposited securities through computerized records for participants’ accounts. This eliminates the need to exchange certificates. Participants include securities brokers and dealers, banks, trust companies, clearing corporations and other organizations.

We will wire principal, premium, if any, and interest payments due on the global securities to DTC’s nominee. We, any subsidiary guarantor, the trustee and any paying agent will treat DTC’s nominee as the owner of the global securities for all purposes. Accordingly, we, any subsidiary guarantor, the trustee and any paying agent will have no direct responsibility or liability to pay amounts due on the global securities to owners of beneficial interests in the global securities.

It is DTC’s current practice, upon receipt of any payment of principal, premium, if any, or interest, to credit its participants’ accounts on the payment date according to their respective holdings of beneficial interests in the global securities as shown on DTC’s records. In addition, it is DTC’s current practice to assign any consenting or voting rights to its participants, whose accounts are credited with debt securities on a record date, by using an omnibus proxy.

Payments by participants in DTC to owners of beneficial interests in the global securities, as well as voting by participants, will be governed by the customary practices between the participants and the owners of beneficial interests, as is the case with securities held for the account of customers registered in “street name.”

Payments to holders of beneficial interests are the responsibility of the participants and not of DTC, the trustee, any subsidiary guarantor or us.

Beneficial interests in global securities will be exchangeable for certificated securities with the same terms in authorized denominations only if:

•

DTC notifies us that it is unwilling or unable to continue as depositary or if DTC ceases to be a clearing agency registered under the Exchange Act and in any case a successor depositary is not appointed by us within 90 days; or

•	we determine not to require all of the debt securities of a series to be represented by a global security and notify the trustee of our decision.

The Trustee

U.S. Bank National Association acts as trustee under the indenture for the senior debt securities and the indenture for the subordinated debt securities.

The indenture limits the right of the trustee, if it becomes our creditor, to obtain payment of claims in some cases, or to realize for its own account on property received in respect of any such claim as security or otherwise. The trustee is permitted to engage in some other transactions. However, if it acquires any conflicting interest after a default has occurred under the indenture and is continuing, it must eliminate the conflict or resign as trustee.

If an event of default occurs and is not cured or waived, the trustee is required to exercise such of the rights and powers vested in it by the indenture, and use the same degree of care and skill in its exercise, as a prudent man would exercise or use under the circumstances in the conduct of his own affairs. Subject to such provisions, the trustee will be under no obligation to exercise any of its rights or powers under the indenture at the request of any of the holders of debt securities unless they have offered to the trustee reasonable security and indemnity against the costs and liabilities that it may incur.

The trustee may be a depositary for funds of, may make loans to and may perform other routine banking services for us and our affiliates in the normal course of business.

Governing Law

The indenture, any subsidiary guarantees and the debt securities will be governed by New York law.

DESCRIPTION OF OUR CLASS A COMMON UNITS

General

Generally, our Class A common units represent limited partner interests that entitle the holders to participate in our cash distributions and to exercise the rights and privileges available to limited partners under our partnership agreement. For a description of the relative rights and preferences of holders of our common units, Class C units, i-units and our general partner interest in and to cash distributions, see “Cash Distribution Policy” in this prospectus.

Class A common units may be held in “street name” or by any other nominee holder. We are entitled to treat the nominee holder of a Class A common unit as the absolute owner thereof, and the beneficial owner’s rights will be limited solely to those that it has against the nominee holder as a result of or by reason of any understanding or agreement between such beneficial owner and nominee holder.

Our Class A common units are listed on the New York Stock Exchange under the symbol “EEP.”

Number of Class A Common Units

As of January 8, 2009, we had 76,088,834 Class A common units outstanding. Our partnership agreement does not limit the number of common units we may issue.

Transfer Agent and Registrar

Duties

BNY Mellon Shareowner Services is the registrar and transfer agent for the Class A common units and receives fees from us for serving in such capacities. All fees charged by the transfer agent for transfers of Class A common units will be borne by us and not by our unitholders, except that fees similar to those customarily paid by stockholders for surety bond premiums to replace lost or stolen certificates, taxes or other governmental charges, special charges for services requested by a Class A common unitholder and other similar fees or charges will be borne by the affected Class A common unitholder. Class A common unitholders will not be charged for disbursements of our cash distributions. We have agreed to indemnify the transfer agent against certain liabilities.

Resignation or Removal

The transfer agent may at any time resign, by notice to us, or be removed by us, such resignation or removal to become effective upon the appointment by our general partner of a successor transfer agent and registrar and its acceptance of such appointment. If no successor has been appointed and accepted such appointment within 30 days after notice of such resignation or removal, our general partner is authorized to act as the transfer agent and registrar until a successor is appointed.

Transfer of Class A Common Units

Until a Class A common unit has been transferred on our books, we and the transfer agent may treat the record holder thereof as the absolute owner for all purposes, notwithstanding any notice to the contrary or any notation or other writing on the certificate representing such Class A common unit, except as otherwise required by law. Any transfer of a Class A common unit will not be recorded by the transfer agent or recognized by us unless the transferee executes and delivers a transfer application.

By executing and delivering a transfer application, the transferee of Class A common units:

•	becomes the record holder of such Class A common units and is an assignee until admitted as a substituted limited partner;

•	automatically requests admission as a substituted limited partner;

•	agrees to be bound by the terms and conditions of and executes our partnership agreement;

•	represents that such transferee has capacity and authority to enter into our partnership agreement;

•	grants powers of attorney to our general partner and any liquidator of us as specified in the transfer application; and

•	makes the consents and waivers contained in our partnership agreement.

An assignee has the right to receive distributions in respect of Class A common units, but is not a limited partner. An assignee will become a limited partner in respect of the transferred Class A common units upon the consent of our general partner and the recordation of the name of the assignee on our books and records. Such consent may be withheld in the sole discretion of our general partner. Class A common units are securities and are transferable according to the laws governing transfer of securities.

In addition to other rights acquired upon transfer, the transferor gives the transferee who executes and delivers a transfer application the right to request admission as a substituted limited partner in respect of the transferred Class A common units. A purchaser or transferee of Class A common units who does not execute and deliver a transfer application obtains only (1) the right to assign the Class A common units to a purchaser or other transferee and (2) the right to transfer the right to seek admission as a substituted limited partner with respect to the transferred Class A common units. Thus, a purchaser or transferee of Class A common units who does not execute and deliver a transfer application will not receive cash distributions unless the Class A common units are held in a nominee or street name account and the nominee or broker has executed and delivered a transfer application with respect to such Class A common units, and may not receive certain federal income tax information or reports furnished to unitholders of record. The transferor of Class A common units will have a duty to provide such transferee with all information that may be necessary to obtain registration of the transfer of the Class A common units, but a transferee agrees, by acceptance of the certificate representing Class A common units, that the transferor will not have a duty to see to the execution of the transfer application by the transferee and will have no liability or responsibility if such transferee neglects or chooses not to execute and forward the transfer application.

Other Classes of Limited Partner Interests

In addition to our Class A common units, as of January 8, 2009, we had 3,912,750 Class B common units outstanding, approximately 19,688,969 Class C units outstanding and approximately 14,763,055 i-units outstanding. Our outstanding Class B common units are held entirely by our general partner and have rights similar to our Class A common units, but are not currently listed for trading on the NYSE. Our outstanding Class C units have voting and other non- economic rights that are substantially similar to our common units, but currently receive quarterly distributions in-kind rather than in cash. On August 15, 2009, all of our outstanding Class C units will convert into Class A common units on a one-for-one basis, subject to the satisfaction of certain conditions described below under “Cash Distribution Policy—Cash and In-Kind Distributions—Distributions on Our Class C Units.” Our outstanding i-units are a separate class of our limited partner interests, all of which are owned by Enbridge Management and are not publicly traded.

Summary of Partnership Agreement

Below is a brief summary of important provisions of our partnership agreement, the discussion of which is qualified in its entirety by reference to our Fourth Amended and Restated Agreement of Limited Partnership, as amended, which is incorporated herein by reference. This summary includes a description of the power and authority of our general partner as set forth in our partnership agreement. Under a delegation of control agreement, our general partner has delegated substantially all of its power and authority to manage our business and affairs to Enbridge Management. This summary does not distinguish between the power and authority that has been delegated to Enbridge Management and that which has been retained by our general partner. In this summary, we refer to our common units, i-units and Class C units collectively as “units.”

Issuance of Additional Securities. Our partnership agreement authorizes us to issue an unlimited number of additional units and other equity and debt securities, which we refer to collectively as “partnership securities,” as well as rights and options to buy partnership securities, in each case for such consideration and on such terms and conditions established by our general partner in its sole discretion, without the approval of the unitholders. Any such additional partnership securities may be senior to the existing partnership securities. In accordance with Delaware law and the provisions of our partnership agreement, any such additional partnership securities may, in the sole discretion of our general partner, have special voting rights to which the existing units are not entitled.

We may fund acquisitions through the issuance of additional partnership interests, including units or other equity securities. Holders of any additional partnership interests we issue may be entitled to share with the then-existing holders of units in our distributions of available cash. In addition, any issuance of additional partnership securities may dilute the interests of the then-existing holders of units.

With certain exceptions, upon issuance of additional partnership securities, our general partner will be required to make additional capital contributions to the extent necessary to maintain its 2.0% general partner interest in us. Except for our general partner’s right to maintain its 2.0% general partner interest, no unitholder will have any preemptive right related to additional capital contributions or the issuance or sale of partnership securities by us.

Amendments to Our Partnership Agreement. Amendments to our partnership agreement may be proposed only by our general partner. Any amendment that would require the approval of our limited partners must be approved by the holders of at least 66 2/3% of our outstanding units, and any amendment that would have a material adverse effect on the holders of any class of units will require the approval of at least 66 2/3% of the holders of such class of units. Subject to these requirements, our general partner may make amendments to the partnership agreement without unitholder approval to reflect:

•	a change in our name, the location of our principal place of business or our registered agent or office;

•	the admission, substitution, withdrawal or removal of partners;

•

a change to qualify or continue our qualification as a limited partnership or a partnership in which the limited partners have limited liability or to ensure that neither we nor our operating partnership will be treated as an association taxable as a corporation or otherwise taxed as an entity for federal income tax purposes;

•	a change that, in the sole discretion of our general partner, does not adversely affect our limited partners in any material respect;

•

a change to (A) satisfy any requirements, conditions or guidelines contained in any opinion, interpretive release, directive, order, ruling or regulation of any federal or state agency or judicial authority or contained in any federal or state statute, (B) facilitate the trading of common units or comply with any rule, regulation, interpretive release, guideline or requirement of any national securities exchange on which the common units are or will be listed for trading, or (C) that is required to effect the intent of, or that is otherwise contemplated by, our partnership agreement;

•

an amendment that is necessary to prevent us, or our general partner or its directors, officers, trustees or agents from being subjected to the provisions of the Investment Company Act of 1940, as amended, the Investment Advisors Act of 1940, as amended, or “plan asset” regulations adopted under the Employee Retirement Income Security Act of 1974, as amended;

•	an amendment that our general partner determines in its sole discretion is necessary or appropriate in connection with the authorization or issuance of any class or series of units;

•	any amendment expressly permitted in our partnership agreement to be made by our general partner acting alone;

•	an amendment effected, necessitated or contemplated by a merger agreement approved in accordance with our partnership agreement; and

•	any other amendment substantially similar to the foregoing.

Withdrawal or Removal of Our General Partner. Our general partner may withdraw as general partner without first obtaining approval of any unitholder by giving 90 days’ written notice to the limited partners as long as the withdrawal will not constitute a violation of our partnership agreement. Further, in case of a voluntary withdrawal that does not violate our partnership agreement, our general partner will have the option to receive cash from the successor general partner in exchange for its general partner interest or to convert its general partner interest into Class A common units.

Prior to the effective date of the voluntary withdrawal of our general partner, the holders of a majority of our outstanding units, excluding the common units held by our general partner and its affiliates and the number of i-units that equal the number of listed shares and voting shares of Enbridge Management held by our general partner and its affiliates, may elect a successor to our general partner. If a successor is not elected prior to the withdrawal of our general partner, or is elected but an opinion of counsel regarding limited liability and tax matters cannot be obtained, we will be dissolved, wound up and liquidated, unless within 90 days after the effective date of withdrawal, the holders of a majority of our outstanding units agree to continue our business and to appoint a successor general partner.

Our general partner may not be removed unless that removal is approved by the vote of (A) the holders of at least 66 2/3% of the outstanding common units and Class C units, excluding units owned by our general partner and its affiliates, voting together as a separate class, and (B) the holders of at least a majority of the outstanding i-units, excluding the number of i-units corresponding to listed shares and voting shares of Enbridge Management owned by our general partner and its affiliates, voting as a separate class, and we receive an opinion of counsel regarding certain limited liability and tax matters. In addition, if the limited partners act to remove our general partner by such a vote, the action must provide for the election and succession of a new general partner. In addition, if our general partner is removed under circumstances where cause does not exist, our general partner will have the option to receive cash from the successor general partner in exchange for its general partner interest or to convert its general partner interest into Class A common units. “Cause” is narrowly defined to mean that a court of competent jurisdiction has entered a final, non appealable judgment finding our general partner liable for actual fraud, gross negligence or willful or wanton misconduct in its capacity as our general partner.

Transfer or Convert Partner Interest. Our partnership agreement allows our general partner to transfer its general partner interest without the approval of unitholders to an affiliate or to a third party in conjunction with a merger or sale of all or substantially all of the assets of our general partner. Our partnership agreement permits other transfers of the general partner interest only if the transfer is approved by the vote of (A) holders of at least 66 2/3% of the outstanding units, excluding common units owned by our general partner and its affiliates and the number of i-units that equal the number of listed shares and voting shares of Enbridge Management held by our general partner and its affiliates, voting as a separate class and (B) holders of at least a majority of the outstanding i-units, excluding the number of i-units corresponding to listed shares and voting shares of Enbridge Management owned by our general partner and its affiliates, voting as a separate class. The transferee of the general partner interest must generally assume the rights and duties of our general partner and we must receive an opinion of counsel regarding certain limited liability and tax matters. Our general partner may also transfer, in whole or in part, any common units or Class C units it owns without the approval of unitholders.

Limited Call Right. If at any time less than 15% of the aggregate number of outstanding listed shares of Enbridge Management plus the aggregate number of our outstanding common units are held by persons other than our general partner, Enbridge Inc. and their respective affiliates, our general partner will have the right, in its sole discretion, to acquire all, but not less than all, of the common units and Class C units then outstanding at a price no less than the average current market price (as of the date five days prior to the date a notice of election to purchase is delivered to the transfer agent), but only if Enbridge Inc. elects to purchase all, but not less than all, of the outstanding listed shares of Enbridge Management that are not held by the Enbridge Inc. and its affiliates. As a consequence, a holder of common units may be required to sell its common units at an undesirable time or price. Our general partner may assign this purchase right to any of its affiliates or us.

Indemnification. Under our partnership agreement, in most circumstances, we will indemnify our general partner, its affiliates and their respective officers, directors, employees, partners, agents and trustees to the fullest extent permitted by law, from and against all losses, claims, damages, fines or settlements and related expenses any of them may suffer by reason of their status as general partner or any of its affiliates or an officer, director, employee, partner, agent or trustee of our general partner or any of its affiliates, so long as the person seeking indemnity acted in good faith and in a manner that such person believed to be in, or not opposed to, our best interest. Any indemnification under these provisions will only be out of our assets. We are authorized to purchase insurance against liabilities asserted against and expenses incurred by such persons acting on our behalf, regardless of whether we would have the power to indemnify the person against liabilities under our partnership agreement.

Limited Liability. Assuming that a limited partner does not participate in the control of our business within the meaning of the Delaware Revised Uniform Limited Partnership Act (the “Delaware Act”) and that he otherwise acts in conformity with the provisions of our partnership agreement, his liability under the Delaware Act will be limited, subject to possible exceptions, to the amount of capital he is obligated to contribute to us for his units plus his share of any undistributed profits and assets. If it were determined, however, that the right or exercise of the right by the limited partners as a group:

•	to remove or replace our general partner;

•	to approve certain amendments to our partnership agreement; or

•	to take other action under our partnership agreement;

constituted “participation in the control” of our business for the purposes of the Delaware Act, then the limited partners could be held personally liable for our obligations under Delaware law, to the same extent as our general partner. This liability would extend to persons who transact business with us and who reasonably believe that the limited partner is a general partner. Neither our partnership agreement nor the Delaware Act specifically provides for legal recourse against our general partner if a limited partner were to lose limited liability through any fault of our general partner. While this does not mean that a limited partner could not seek legal recourse, we are not aware of any precedent for this type of a claim in Delaware case law.

Under the Delaware Act, a limited partnership may not make a distribution to a partner if after the distribution all liabilities of the limited partnership, other than liabilities to partners on account of their partnership interests and liabilities for which the recourse of creditors is limited to specific property of our partnership, exceed the fair value of the assets of the limited partnership. For the purpose of determining the fair value of the assets of a limited partnership, the Delaware Act provides that the fair value of property subject to liability for which recourse of creditors is limited shall be included in the assets of the limited partnership only to the extent that the fair value of that property exceeds the nonrecourse liability. The Delaware Act provides that a limited partner who receives a distribution and knew at the time of the distribution that the distribution was in violation of the Delaware Act shall be liable to the limited partnership for the amount of the distribution for three years. Under the Delaware Act, an assignee who becomes a substituted limited partner of a limited partnership is liable for the obligations of his assignor to make contributions to our partnership, except the assignee is not obligated for liabilities unknown to him at the time he became a limited partner and which could not be ascertained from our partnership agreement.

Our subsidiaries currently conduct business in a number of states. To maintain our limited liability as the holder of limited partner interests and limited liability company membership interests in our subsidiaries, we may be required to comply with legal requirements in the jurisdictions in which our subsidiaries conduct business, including qualifying our subsidiaries to do business in such jurisdictions. Limitations on the liability of limited partners for the obligations of a limited partnership or liability of members for the obligations of a limited liability company have not been clearly established in many jurisdictions. If it were determined that we were, by virtue of our limited partner interests or membership interests in our subsidiaries or otherwise, conducting business in any state without compliance with the applicable limited partnership or limited liability company statute, or that our right or the exercise of our right to remove or replace our subsidiaries’ general partner or managing member, to approve amendments to our subsidiaries’ partnership agreements or limited liability company agreements, or to take other action under our subsidiaries’ partnership agreements constituted “participation in the control” of our subsidiaries’ business for purposes of the statutes of any relevant jurisdiction, then we could be held personally liable for our subsidiaries’ obligations under the law of that jurisdiction to the same extent as our general partner under the circumstances. We will operate in a manner as our general partner considers reasonable and necessary or appropriate to preserve our limited liability.

Meetings. Unitholders or assignees who are record holders of units on the record date will be entitled to notice of, and to vote at, meetings of our limited partners and to act upon matters for which approvals may be solicited. Units that are owned by an assignee who is a record holder, but who has not yet been admitted as a limited partner, shall be voted by our general partner at the written direction of the record holder. Absent direction of this kind, the units will not be voted, except that, in the case of units held by our general partner on behalf of non-citizen assignees, our general partner shall distribute the votes on those units in the same ratios as the votes of limited partners on other units are cast.

Our general partner does not anticipate that any meeting of unitholders will be called in the foreseeable future. Any action that is required or permitted to be taken by the unitholders may be taken either at a meeting of the unitholders or without a meeting if consents in writing describing the action so taken are signed by holders of not less than the number of units as would be necessary to authorize or take that action at a meeting. Meetings of the unitholders may be called by our general partner or by unitholders owning at least 20% of the outstanding units of the class for which a meeting is proposed. Unitholders may vote either in person or by proxy at meetings. The holders of 66 2/3% of the outstanding units of the class or classes for which a meeting has been called represented in person or by proxy shall constitute a quorum unless any action by the unitholders requires approval by holders of a majority of the units, in which case the quorum shall be a majority of such units.

Any notice, demand, request, report or proxy material required or permitted to be given or made to record holders of units under our partnership agreement will be delivered to the record holder by us or by the transfer agent.

Non-Citizen Assignees; Redemption. If we are or become subject to federal, state or local laws or regulations that, in the reasonable determination of our general partner, create a substantial risk of cancellation or forfeiture of any property in which we have an interest because of the nationality, citizenship or other related status of any limited partner or assignee, we may redeem the units held by any of these limited partners or assignees at the units’ current market price. In order to avoid any cancellation or forfeiture, our general partner may require each limited partner or assignee to furnish information about his nationality, citizenship or related status. If a limited partner or assignee fails to furnish information about his nationality, citizenship or other related status within 30 days after a request for the information or if our general partner determines after receipt of the information that the limited partner or assignee is not an eligible citizen, the limited partner or assignee may be treated as a non-citizen assignee. In addition to other limitations on the rights of an assignee that is not a substituted limited partner, a non-citizen assignee does not have the right to direct the voting of his units and may not receive distributions in kind upon our liquidation.

Voting Rights. The following is a summary of the approval requirements for certain important matters offered to us and our unitholders:

Matter	Approval Requirement
Issuance of additional partnership securities	No approval requirement. Please read “—Issuance of Additional Securities.”

Amendment of our partnership agreement	Any amendment that would have a material adverse effect on the holders of any class of units requires the approval of at least 66 2/3% of the holders of such class of units. Certain other amendments may be made by our general partner without the approval of holders of our units. Please read “—Amendments to Our Partnership Agreement.”

Merger or consolidation of our partnership	Approval of the holders of 66 2/3% of outstanding units, voting together as a single class, unless a greater percentage or a separate class vote is required by our partnership agreement or Delaware law.

Sale of all or substantially all of our assets	Approval of the holders of a majority of outstanding units, voting together as a single class.

Dissolution of our partnership	Approval of the holders of 66 2/3% of outstanding units, voting together as a single class.

Transfer by our general partner of its general partner interest and admission of a successor general partner	Approval of:

• the holders of at least 66 2/3% of the outstanding common units and Class C units, excluding common units owned by our general partner and its affiliates, voting together as a separate class; and

•    the holders of at least a majority of the outstanding i-units, excluding the number of i-units corresponding to listed shares and voting shares of Enbridge Management owned by our general partner and its affiliates, voting as a separate class

Removal of our general partner and approval of successor general partner	Approval of:

• the holders of at least 66 2/3% of the outstanding common units and Class C units, excluding units owned by our general partner and its affiliates, voting together as a separate class; and

•    the holders of at least a majority of the outstanding i-units, excluding the number of i-units corresponding to listed shares and voting shares of Enbridge Management owned by our general partner and its affiliates, voting as a separate class

CASH DISTRIBUTION POLICY

Distributions of Available Cash

General

Our partnership agreement requires us to distribute all of our “available cash” within 45 days after the end of each quarter to unitholders of record on the applicable record date. Certain of our unitholders receive distributions in-kind in lieu of cash distributions. The cash equivalent of such in kind distributions are retained for use in our operations. Please see “Cash and In-Kind Distributions.”

Definition of Available Cash

Available cash is defined in our partnership agreement, and it generally means, for any calendar quarter, the sum of all cash we receive from all sources for such calendar quarter, plus net reductions to cash reserves established in prior calendar quarters, less the sum of:

•	all of our cash disbursements during such calendar quarter; and

•	the amount of cash reserves established by our general partner to:

•	provide for the proper conduct of our business (including reserves for possible rate refunds or future capital expenditures);

•	provide funds for distributions with respect to any of the next four calendar quarters; and

•	comply with applicable law, any of our debt instruments or other agreements.

Each quarter our general partner may, in its reasonable discretion, determine the amounts to be placed in or released from reserves, subject to restrictions on the purposes of the reserves and to the approval of Enbridge Energy Company.

Limitations on Our Ability to Distribute Available Cash

We have entered into a second amended and restated credit agreement, dated April 4, 2007, among us, as borrower, Bank of America, N.A., as administrative agent, and the lenders party thereto, which we refer to as our Credit Facility. Our Credit Facility contains covenants requiring us to maintain certain financial ratios. We are prohibited from making any distributions to unitholders if a designated default, or an event of default, is existing, under our Credit Facility, unless the distribution was declared when no such default or event of default existed and is made when we have no knowledge that the maturity of the Credit Facility has been accelerated by its terms. In addition, under the terms of the indenture governing our 8.05% fixed/floating rate, unsecured, long-term junior subordinated notes due 2067, we are generally prohibited from making any distributions to unitholders during a period in which we have elected to defer interest payments on such junior notes.

Cash and In-Kind Distributions

Distributions on Our General Partner Interest and Our Common Units. Quarterly distributions of available cash paid in respect of our general partner interest and our common units will be paid in cash.

Distributions on Our I-Units. In lieu of receiving quarterly cash distributions, the number of i-units held by Enbridge Management will increase automatically each quarter under the provisions of our partnership agreement in an amount equal to:

•	the cash distribution per unit we pay on our common units for such quarter;

divided by

•

the average of the per unit closing prices for Enbridge Management’s listed shares on the New York Stock Exchange for the 10-trading day period ending on the trading day immediately preceding the ex-dividend date for such shares;

multiplied by

•	the number of i-units held by Enbridge Management on the record date for such quarter.

Distributions on Our Class C Units. For each quarter ending prior to August 15, 2009, in lieu of receiving quarterly cash distributions, the number of Class C units held by each holder of Class C units will increase automatically under the provisions of our partnership agreement in an amount equal to:

•	the quarterly cash distributions we pay to the holders of our common units for such quarter;

divided by

•

the average of the per unit closing prices for our Class A common units on the New York Stock Exchange for the 10-trading day period ending on the trading day immediately preceding the ex-dividend date for our Class A common units;

multiplied by

•	the number of Class C units held by such holder on the record date for such quarter.

On August 15, 2009, our Class C units will automatically convert into Class A common units on a one-for-one basis, unless, at such time, our general partner cannot determine that the as-converted Class C units should have, in all material respects, economic and federal income tax characteristics similar to those characteristics of a Class A common unit issued in our initial public offering. If our general partner cannot make such determination, our partnership agreement provides that our general partner may take whatever steps are necessary to provide such similarity, including making certain special allocations of income to Class C unit capital accounts, and that such conversion will occur automatically on the date that such determination can be made.

As long as any Class C units remain outstanding and have not converted into Class A common units, for each quarter ending after August 15, 2009, the holders of our Class C units will receive quarterly cash distributions equal to 115% of those paid to the holders of our common units. During such period, our Class C units will not be entitled to receive any quarterly cash distribution until the holders of our common units have received a minimum quarterly cash distribution of $0.59 per common unit.

Cash from Operations and Cash from Interim Capital Transactions

General

All cash distributed to our unitholders will be characterized as either distributions of “cash from operations” or distributions of “cash from interim capital transactions.” As described below under “—General Procedures for Quarterly Distributions—Distributions of Available Cash from Operations” and “—Distributions of Available Cash from Interim Capital Transactions,” our partnership agreement requires that we distribute cash from operations differently than cash from interim capital transactions.

Definition of Cash from Operations

Cash from operations, which is determined on a cumulative basis, generally means:

•	the $54 million cash balance that we had on the closing date of our initial public offering in 1991; plus

•	all cash receipts from operations; less

•	all cash operating expenditures, including maintenance capital expenditures; less

•	all cash debt service payments, except for certain payments of premium and principal in connection with sales or other dispositions of assets or refinancing or refunding of indebtedness; less

•

the amount of cash reserves that Enbridge Management deems necessary or appropriate to provide funds for the expenditures and payments described above and distributions to partners over the next four calendar quarters.

Cash from Interim Capital Transactions

Generally, cash from interim capital transactions is generated by:

•	borrowings and sales of debt securities (other than for working capital purposes and other than for items purchased on open account in the ordinary course of business);

•	sales of units or other equity interests for cash; and

•	sales or other dispositions of any assets for cash (other than inventory, accounts receivable and other current assets and assets disposed of in the ordinary course of business).

Characterization of Cash Distributions

We will treat all available cash distributed as distributions of cash from operations until the sum of all available cash distributed equals the cumulative amount of cash from operations actually generated from December 27, 1991 (the date we commenced operations) through the end of the calendar quarter prior to that distribution. Any distribution of available cash which, when added to the sum of all prior distributions, is in excess of the cumulative amount of cash from operations, will be considered a distribution of cash from interim capital transactions. For purposes of calculating the sum of all distributions of available cash, the amount of cash that we retain in respect of the Class C units, the i-units and the general partner interest will be treated as distributions of available cash. We will retain that cash and use the cash in our business.

General Procedures for Quarterly Distributions

The following illustrates the implementation of the provisions described above. For each quarter, Enbridge Management will use the following procedures to determine the amount of cash that we will distribute to the holders of common units and the general partner in respect of its general partner interest, as well as the number of additional i-units and, if applicable, Class C units, that the respective holders of such units will own in lieu of receiving cash distributions:

•	first, Enbridge Management will determine the amount of available cash for the quarter;

•	second, Enbridge Management will determine whether the available cash to be distributed will be characterized as cash from operations or cash from interim capital transactions;

•

third, Enbridge Management will calculate the amount of this available cash that will be distributed to our partners and the amount that will be retained by us for use in our business. If the available cash is characterized as cash from operations, Enbridge Management will cause us to distribute and retain the available cash as described below under “Distributions of Available Cash from Operations.” If the available cash is characterized as cash from interim capital transactions, Enbridge Management will cause us to distribute and retain the available cash as described below under “Distributions of Available Cash from Interim Capital Transactions.” As a result of this process, Enbridge Management will determine the amounts of cash to be distributed to the general partner, owners of common units and, if applicable, owners of our Class C units, and the amount of cash to be retained by us for use in our business. Enbridge Management will also determine the total cash equivalent amount that will be used to calculate the number of additional Class C units to be owned by the owners of our Class C units, if applicable, the additional i-units it will own following the distribution of cash to the general partner and owners of common units (as described in “fifth” below) and the number of additional shares Enbridge Management will distribute to its shareholders;

•

fourth, Enbridge Management will divide the total cash equivalent amount as discussed in “third” above by (1) the average closing price per listed share, as determined for the 10-day trading period ending on the trading day immediately prior to the ex-dividend date for its listed shares, to determine the number of additional i-units it will own following the distribution of cash to the general partner, owners of common units and, if applicable, owners of our Class C units described in “fifth” below, and (2) the average closing price per common unit of the Class A common units, as determined for the 10-day trading period ending on the trading day immediately prior to the ex-dividend date for the Class A common units, to determine the number of additional Class C units that will be owned by the owners of the Class C units, if applicable, following the distribution of cash to the general partner and owners of common units described in “fifth” below; and

•

fifth, Enbridge Management will cause us to make the cash distributions to the general partner, owners of common units and, if applicable, Class C units, and the number of Class C units that the owners of our Class C units own, if applicable, will increase as described above, and the number of i-units Enbridge Management owns will increase under the provisions of the partnership agreement with the result that the number of i-units owned by Enbridge Management will equal the number of its listed shares and voting shares that are outstanding following the distribution of additional shares by Enbridge Management to its shareholders.

The discussion below indicates the percentages of distributions of available cash required to be made to our limited partners and general partner.

Distributions of Available Cash from Operations

For each quarter ending prior to August 15, 2009 and subject to certain adjustments for any arrearages as described in our partnership agreement, we will distribute or retain cash from operations for each quarter as follows:

•

first, 98% in respect of the common units, Class C units and i-units, pro rata, and 2% in respect of the general partner interest until we have distributed or retained in respect of each unit, as applicable, an amount of cash equal to $0.59 per unit for that quarter;

•

second, 85% of any cash from operations then remaining in respect of the common units, Class C units and i-units, pro rata, and 15% in respect of the general partner interest until we have distributed or retained in respect of each unit, as applicable, an amount of cash equal to $0.70 per unit for that quarter;

•

third, 75% of any cash from operations then remaining in respect of the common units, Class C units and i-units, pro rata, and 25% in respect of the general partner interest until we have distributed or retained in respect of each unit, as applicable, an amount of cash equal to $0.99 per unit for that quarter; and

•	fourth, 50% of any cash from operations then remaining in respect of the common units, Class C units and i-units, pro rata, and 50% in respect of the general partner interest.

Assuming that all of our outstanding Class C units convert into Class A common units on August 15, 2009, for each quarter ending after August 15, 2009 and subject to certain adjustments for any arrearages as described in our partnership agreement, we will distribute or retain cash from operations for each quarter as follows:

•

first, 98% in respect of the common units and i-units, pro rata, and 2% in respect of the general partner interest until we have distributed or retained in respect of each unit, as applicable, an amount of cash equal to $0.59 per unit for that quarter;

•

second, 85% of any cash from operations then remaining in respect of the common units and i-units, pro rata, and 15% in respect of the general partner interest until we have distributed or retained in respect of each unit, as applicable, an amount of cash equal to $0.70 per unit for that quarter;

•

third, 75% of any cash from operations then remaining in respect of the common units and i-units, pro rata, and 25% in respect of the general partner interest until we have distributed or retained in respect of each unit, as applicable, an amount of cash equal to $0.99 per unit for that quarter; and

•	fourth, 50% of any cash from operations then remaining in respect of the common units and i-units, pro rata, and 50% in respect of the general partner interest.

In the event that all of our Class C units do not convert into Class A common units on August 15, 2009, the holders of our Class C units will receive quarterly cash distributions equal to 115% of those paid to the holders of our common units until the time of such conversion. During such period, our Class C units will not be entitled to receive any quarterly cash distribution until the holders of our common units have received a minimum quarterly cash distribution of $0.59 per common unit.

We will distribute cash from operations in respect of common units and, if applicable, after August 15, 2009, in respect of Class C units, and will retain cash from operations in respect of i-units and, prior to August 15, 2009, in respect of Class C units. We will distribute cash from operations in respect of the general partner interest, except that we will retain out of such amounts an amount equal to 2% of the amount obtained by dividing (A) the cash from operations retained in respect of the Class C units and i-units described above by (B) 98%.

Distributions of Available Cash from Interim Capital Transactions

We will distribute or retain cash from interim capital transactions as follows:

•

first, 98% in respect of common units, Class C units and i-units, pro rata, and 2% in respect of the general partner interest until we have distributed in respect of each Class A common unit issued in our initial public offering cash from interim capital transactions in an amount equal to $21.50; and

•

thereafter, cash from interim capital transactions will be distributed as if it were cash from operations, and because the minimum quarterly and target distributions will have been reduced to zero, as described below under “—Adjustment of the Minimum Quarterly and Target Distributions,” the general partner’s share of distributions of available cash will increase, in general, to 50% of all distributions of available cash.

Notwithstanding the foregoing, if the minimum quarterly and target distributions have been reduced to zero as a result of distributions of cash from interim capital transactions and the Class A common unitholders have ever failed to receive the minimum quarterly distribution, distributions and retentions of cash from interim capital transactions will first be made 98% in respect of Class A common units, Class C units and i-units, pro rata, and 2% in respect of the general partner interest until we have distributed in respect of each Class A common unit issued in our initial public offering, cash from operations since our inception together with current distributions of cash from interim capital transactions in an aggregate amount equal to the minimum quarterly distribution for all periods since our inception. To date, the holders of the common units have always received at least the minimum quarterly distribution. Distributions of cash from interim capital transactions will not reduce target distributions in the quarter in which they are distributed.

We will distribute cash from interim capital transactions in respect of common units and, after August 15, 2009, if applicable, in respect of Class C units and will retain cash from interim capital transactions in respect of i-units and, prior to August 15, 2009 or thereafter, if applicable, in respect of Class C units. We will distribute cash from interim capital transactions in respect of the general partner interest, except that we will retain out of such amounts an amount equal to 2% of the amount obtained by dividing (A) the cash from interim capital transactions retained in respect of the i-units and Class C units described above by (B) 98%.

Adjustment of the Minimum Quarterly and Target Distributions

The minimum quarterly and target distributions will be adjusted proportionately if any distribution, combination or subdivision of units occurs, whether effected by a distribution payable in units or otherwise, but not by reason of the additional Class C units that owners of our Class C units will own or the additional i-units that Enbridge Management will own after each quarterly distribution as described above. In addition, if a distribution is made of cash from interim capital transactions, the minimum quarterly and target distributions will be adjusted downward by multiplying each amount, as the same may have been previously adjusted, by a fraction, the numerator of which is the unrecovered initial unit price immediately after giving effect to such distribution and the denominator of which is the unrecovered initial unit price immediately prior to such distribution. The unrecovered initial unit price is the amount by which $21.50 exceeds the aggregate per unit distributions of cash from interim capital transactions. If and when the unrecovered initial unit price is zero, the minimum quarterly and target distributions each will have been reduced to zero.

For example, if a two-for-one split of the common units, the Class C units and i-units should occur, the minimum quarterly distribution, the target distribution levels and the unrecovered initial unit price would each be reduced to 50% of its then-existing level. We will not make any of these adjustments by reason of Enbridge Management’s ownership of additional i-units or the ownership by the holders of our Class C units of additional Class C units after each distribution on the common units of available cash from operations or interim capital transactions or the issuance of additional units for cash or property.

The minimum quarterly and target distributions may also be adjusted if legislation is enacted that causes us to become taxable as a corporation or otherwise subjects us to taxation as an entity for U.S. federal income tax purposes. In such event, the minimum quarterly and target distributions for each quarter thereafter would be reduced to an amount equal to the product of each of the minimum quarterly and target distributions multiplied by one minus the sum of the effective U.S. federal income tax rate to which we are subject as an entity (expressed as a fraction) plus the effective overall state and local income tax rate to which we are subject as an entity (expressed as a fraction) for the taxable year in which such quarter occurs. For example, if we became subject to a maximum marginal federal, and effective state and local income tax rate of 38%, then the minimum quarterly and target distributions would be reduced to 62% of their previous levels.

Distributions in Liquidation

We may not take any action to cause a liquidation unless, prior to such liquidation, Enbridge Inc. has agreed to purchase all of Enbridge Management’s shares or the holders of its shares have voted to approve such liquidation.

Upon our dissolution, unless we are reconstituted and continued, the authorized liquidator will liquidate our assets and apply the proceeds of the liquidation generally as follows:

•	first, towards the payment of all of our creditors and the creation of a reserve for contingent liabilities; and

•

second, to all partners in accordance with the positive balances in their respective capital accounts as adjusted to reflect any gain or loss upon the sale or other disposition of our assets in liquidation.

Under some circumstances and subject to various limitations, the liquidator may defer liquidation or distribution of our assets for a reasonable period of time if the liquidator determines that an immediate sale would be impractical or would cause undue loss to the partners.

Manner of Capital Account Adjustment for Gain or Loss Upon Liquidation

If we dissolve in accordance with our partnership agreement, we will sell or otherwise dispose of our assets in a process called a liquidation. We will first apply the proceeds of liquidation to the payment of our creditors. We will distribute any remaining proceeds to our unitholders and our general partner, in accordance with their capital account balances, as adjusted to reflect any gain or loss upon the sale or other disposition of our assets in liquidation. If we are liquidated, it is intended that, to the extent available, Enbridge Management and the holders of Class C units will be allocated income and gain, or deduction and loss, in an amount necessary for the capital account attributable to each i-unit and Class C unit to be equal to that of a common unit. The manner of the adjustment to capital accounts for gain and loss upon liquidation is set forth in our partnership agreement and summarized below.

Generally, we will allocate any income or gain to the partners in the following manner:

•

first, to our general partner in respect of its general partner interest and the owners of units who have negative balances in their capital accounts to the extent of and in proportion to those negative balances;

•	second, to owners of the i-units until the capital account of each i-unit equals the capital account of a common unit;

•	third, to the owners of Class C units until the capital account of each Class C unit equals the capital account of a common unit; and

•

thereafter, among the owners of common units, Class C units and i-units, as limited partners on a per unit basis, and our general partner, in a manner that is intended, if possible, to provide the limited partners and general partner with balances in their respective capital accounts that approximates what they would receive in a hypothetical liquidation if the remaining gain were allocated to (A) cure any arrearages as described in our partnership agreement and (B) increase the capital accounts of each of the owners of the common units, Class C units and i-units by the amount of the difference between their actual, historical quarterly cash distributions and the various target distribution levels described above with respect to cash distributions.

As a result, after each distribution of cash to other unitholders, including regular quarterly distributions, Enbridge Management’s ownership of additional i-units generally will represent the right to be allocated an increased share of that income or gain upon liquidation.

Any deduction or loss generally will be allocated:

•

first, to the owners of the common units or to the owners of the i-units, as applicable, until the per unit balance in a common unit capital account equals the per unit balance in an i-unit capital account;

•

second, to the owners of the common units and i-units or to the owners of the Class C units, as applicable, until the per unit balance in a common unit capital account equals the per unit balance in a Class C unit capital account;

•	third, in proportion to the positive balances in the partners’ capital accounts until all the balances are reduced to zero; and

•	thereafter, to the general partner.

LEGAL MATTERS

In connection with particular offerings of the securities in the future, and if stated in the applicable prospectus supplement, the validity of those securities may be passed upon for us by Fulbright & Jaworski L.L.P. and for any underwriters or agents by counsel named in the applicable prospectus supplement.

EXPERTS

The consolidated financial statements and management’s assessment of the effectiveness of internal control over financial reporting (which is included in Management’s Report on Internal Control over Financial Reporting) of Enbridge Energy Partners, L.P. incorporated in this prospectus by reference to the Annual Report on Form 10-K of Enbridge Energy Partners, L.P. for the year ended December 31, 2007 have been so incorporated in reliance on the report of PricewaterhouseCoopers LLP, an independent registered public accounting firm, given on the authority of said firm as experts in auditing and accounting.

The consolidated statement of financial position of Enbridge Energy Company, Inc. at December 31, 2007 incorporated in this prospectus by reference to the Current Report on Form 8-K of Enbridge Energy Partners, L.P. dated May 15, 2008 has been so incorporated in reliance on the report of PricewaterhouseCoopers LLP, an independent registered public accounting firm, given on the authority of said firm as experts in auditing and accounting.